FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Quarter ended 31 March 2006
News Release Q3 F2006 Results
-Unaudited-
Q 3 F 2 0 0 6

Attributable earnings increase 84 per cent on the back of increased international production and an improved gold price

JOHANNESBURG. 2 May 2006 – Gold Fields Limited (NYSE & JSE: GFI) today announced March 2006 quarter net earnings of R483 million compared with R262 million in the December 2005 quarter and a loss of R2 million for the March quarter of
2005. In US dollar terms net earnings for the March 2006 quarter equated to US$76 million compared with US$40 million in the December 2005 quarter and US$0.2 million for the March quarter of 2005. Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items were R376 million (US$60 million) for the March 2006 quarter compared with R275 million (US$42 million) for the December 2005 quarter.
March 2006 quarter highlights:
•
Net earnings up 84 per cent to R483 million on the back of increased international production and an improved gold price;
•
Average gold price up 8 per cent to R109,500 per kilogram and 15 per cent in US dollar terms to US$555 per ounce;
•
Attributable gold production down 2 per cent to 1,023,000 ounces, despite extended Christmas break and in line with guidance;
•
Total cash costs up 2 per cent to R73,378 per kilogram - US$372 per ounce (R67,960 per kilogram - US$344 per ounce - when calculated on same basis as peer group);
•
Acquisition of Bolivar Golds’ Choco 10 mine in Venezuela completed, effective 1 March 2006; and
•
Norilsk Nickel disposed of its entire 20 per cent stake in Gold Fields during the quarter.

Ian Cockerill, Chief Executive Officer of Gold Fields said:
“Gold Fields produced another solid set of results, with overall production and total cash costs impacted only marginally by the extended Christmas break at the South African operations.

All operations maintained good cost control with the bottom-line projects delivering results.

As forecast, the declines at the South African operations (mainly at Kloof) were largely offset by a healthy improvement at the international operations.

During the quarter Gold Fields assumed control of the newly acquired Choco 10 mine. The focus for the foreseeable future will be to introduce Gold Fields standards to all facets of the operation thus providing a stable platform for future growth.

The continued strength of the gold price throughout the quarter is reflected in our improved operating margin and significantly increased earnings, and with expectations of a continued higher gold price increased earnings should continue.”
the complete gold company
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR111.80 – ZAR146.80
- at end March 2006
494,075,334
Average Volume - Quarter
2,244,707 shares / day
- average for the quarter
493,790,542
NYSE – (GFI)
Free Float
100%
Range - Quarter
US$18.16 – US$24.16
ADR Ratio
1:1
Average Volume - Quarter
1,934,868 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

Health and safety
We regret to report six fatalities during the March quarter
with four of these accidents due to falls of ground and
seismicity. The international operations were fatality free
this quarter. The fatal injury frequency rate was 0.19 per
million hours worked, which is lower than the previous
quarter’s figure of 0.23. The lost day injury frequency rate improved from 12.96 to 11.68, the serious injury frequency
rate remained unchanged at 7.0 and the days lost frequency
rate improved from 372 to 335 per million hours worked.
These rates are still unacceptably high and management is
continuing to actively review all current safety initiatives, seeking improvements that will meet the Ontario safety
standards on all of our mines.
Financial review
Quarter ended 31 March 2006 compared with quarter
ended 31 December 2005

Revenue
Attributable gold production decreased by 2 per cent to
1,023,000 ounces in the March 2006 quarter, compared with
1,040,000 ounces achieved in the December 2005 quarter.
Production at the South African operations was 646,000
ounces, compared with 698,000 ounces in the December
quarter, a decrease of 7 per cent. Attributable production at the international operations increased 10 per cent to
377,000 ounces in the March quarter from 342,000 ounces
in the previous quarter.

At the South African operations, Driefontein’s gold
production was marginally below that achieved in the
December quarter, with lower underground production due
to the Christmas/New Year break. This was largely offset
by an increase in surface tonnage as forecast. Beatrix
performed similar to last quarter. At Kloof, gold production decreased significantly due to a shortage of stockpile
material available over the Christmas break and a slow
start-up thereafter as a result of a labour dispute. Volumes were also negatively impacted by the need to move crews
as a consequence of grade variability.

At the international operations the increase in attributable production came mainly from Tarkwa as predicted, but all
the operations increased gold production compared with the
December quarter. At Tarkwa, the production increase was
due to higher stacked and recovered ounces. St Ives also
had a good quarter despite unscheduled mill downtime,
while Agnew and Damang continued their excellent
performance producing at slightly higher levels than last
quarter.

The average quarterly US dollar gold price increased from
US$482 per ounce in the December quarter to US$555 per
ounce this quarter, a 15 per cent increase. The rand
strengthened 6 per cent over the quarter, averaging R6.14
against the US dollar, compared with R6.53 in the
December quarter. The resultant rand gold price increased
from R101,184 per kilogram to R109,500 per kilogram, an 8
per cent improvement.

The increase in the rand gold price achieved more than
offset the lower production, and as a result revenue
increased from R3,479 million (US$534 million) to R3,734
million (US$602 million) this quarter.

Operating costs
Operating costs for the March 2006 quarter, at R2,573
million (US$417 million), increased one per cent when
compared with the December quarter’s R2,542 million
(US$390 million).

The decrease at the South African operations of R27 million
(US$10 million increase) from R1,732 million (US$266
million) to R1,705 million (US$276 million) was mainly at
Kloof in line with the lower production. Driefontein is within
South African Rand
United States Dollars
Nine months to
Quarter
Salient features
Quarter
Nine months to
Restated
March
2005
March
2006
Restated
March
2005
Dec
2005
March
2006
March
2006
Dec
2005
Restated
March
2005
March
2006
Restated
March
2005
97,761
95,043
33,845     32,342       31,809
kg
Gold produced*
(000) oz
1,023
1,040        1,088      3,056
3,143
65,443
72,597
64,957     71,659       73,378
R/kg
Total cash costs
$/oz
372
341           340        353
332
35,655
36,715
12,789     12,089       12,738
000                       Tons
milled
000
12,738
12,089       12,789   36,715
35,655
82,885    100,887
81,952   101,184      109,500
R/kg                        Revenue
$/oz
555
482           428       490
420
197
206
184          210           202
R/ton                  Operating
costs
$/ton
33
32             31         32
32
1,630
2,699
537          958
1,187
Rm                     Operating
profit
$m
190
147             90
422
266
19
26
18            28            32
%                     Operating
margin
%
32
28             18         26
19
155
784
(2)          262           483
Rm                                                           $m
76
40               -
123
25
31
159
(1)            53            98
SA c.p.s.
Net earnings
US c.p.s.
16
8               -
25
5
118
743
(4)          261           446
Rm                                                            $m
71
40               -
116
22
24
150
(1)            53            90
SA c.p.s.
Headline earnings
US c.p.s.
15
8               -
24
4
183
694
115          275           376
Rm                                                            $m
60
42             21
109
36
37
141
23            56            76
SA c.p.s.
Net earnings excluding
gains and losses on
financial instruments
and foreign debt net of
cash and exceptional
items
US c.p.s.
12
9              4
22
7
*Attributable – All companies wholly owned except for Ghana (71.1%) and Bolivar (95%).
Note – restated figures are due to the adoption of IFRS 2, share based payments
.

1 per cent of last quarter’s costs, while Beatrix was slightly below last quarter’s costs.

Costs at the international operations, including gold-in-
process movements, amounted to R842 million (US$136
million), 7 per cent more than the R789 million (US$121
million) incurred in the December quarter. The majority of
this increase was at Tarkwa in line with the higher
production and costs incurred at Choco 10 for March of R10
million (US$2 million). At St Ives, operating costs increased in line with the increased production. Costs at Damang and
Agnew were virtually unchanged quarter on quarter, in line
with the forecast.

Operating margin
The net effect of the changes in revenue and costs, after
taking into account gold-in-process movements, was an
operating profit of R1,187 million (US$190 million). This is
24 per cent higher than the R958 million (US$147 million)
achieved in the December quarter. The Group margin
increased from 28 per cent to 32 per cent. The margin at
the South African operations increased from 21 per cent to
22 per cent, while the margin at the international operations increased from 39 per cent to 46 per cent quarter on
quarter.

Amortisation
Amortisation increased from R376 million (US$58 million) in
the December quarter to R384 million (US$62 million) in the
March quarter. This increase was mainly due to the
increase in production at Tarkwa and St Ives.

Other
Net interest and investment income after taking into account interest paid, decreased from an income of R17 million
(US$3 million) in the December quarter to an expense of R7
million (US$1 million) for the March quarter. This was
mainly due to the losses incurred by an associate of R13
million (US$2 million), and interest paid of R11 million
(US$2 million) on loan facilities established to finance the acquisition of Bolivar and Cerro Corona.

The gain on foreign debt, net of cash, of R80 million (US$13 million), compares with a gain of R1 million (US$0.1 million)
in the December quarter. This quarter’s gain comprises a
R65 million (US$11 million) currency translation gain on
funds held to meet commitments in respect of the
acquisition of Bolivar and a R15 million (US$2 million)
exchange gain on an inter-company loan.

The loss on financial instruments of R20 million (US$3
million) compares with a loss of R19 million (US$3 million) in the December quarter. This quarter’s loss comprises a
marked to market loss on US dollar/rand forward purchase
contracts of R5 million (US$1 million), a R2 million loss
(US$0.3 million) on the US dollar/Australian dollar call
options, a loss on unexpired diesel call options in Ghana of
R3 million (US$0.5 million) and a loss of R10 million (US$2
million) on the R/US$ swap relating to the financing of the
Bolivar acquisition. More details on these financial
instruments are given on page 15 of this report.
Exploration expenditure
Exploration expenditure decreased from R54 million (US$8
million) in the December quarter to R34 million (US$6
million) in the March quarter. Please refer to the Exploration and Corporate Development section for more detail.

Taxation
Taxation for the quarter amounted to R225 million (US$36
million) compared with R200 million (US$31 million) in the
December quarter. The tax provision includes normal and
deferred taxation on all operations together with government royalties at the international operations. The increase is in line with the increased operating profit offset by a change in the tax rate in Ghana from 28 to 25 per cent effective from 1
January 2006, which resulted in a tax credit for the quarter of R58 million (US$9 million).

Earnings
Net profit attributable to ordinary shareholders amounted to
R483 million (US$76 million) or 98 SA cents per share
(US$0.16 per share), compared with R262 million (US$40
million) or 53 SA cents per share (US$0.08 per share) in the previous quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was
R446 million (US$71 million) or 90 SA cents per share
(US$0.15 per share), compared with earnings of R261
million (US$40 million) or 53 SA cents per share (US$0.08
per share) last quarter.

Earnings excluding exceptional items as well as net gains
and losses on financial instruments and foreign debt net of
cash amounted to R376 million (US$60 million) or 76 SA
cents per share (US$0.12 per share), compared with
earnings of R275 million (US$42 million) or 56 SA cents per
share (US$0.09 per share) reported last quarter.

Cash flow
Cash flow from operating activities for the quarter was
R1,211 million (US$191 million), which was more than
double the operating cash flow generated in the December
quarter of R557 million (US$90 million). This increase in
cash flow was mostly due to an increase in profit before tax and exceptional items of R242 million (US$41 million),
supplemented by an inflow of working capital of R229 million
(US$35 million) compared with the outflow of R266 million
(US$41 million) the previous quarter.

Capital expenditure amounted to R473 million (US$76
million) compared with R402 million (US$62 million) in the
December quarter. Expenditure at the South African
operations was similar at R164 million (US$27 million).

At the Ghanaian operations, capital expenditure amounted
to R151 million (US$24 million) with R22 million (US$4
million) spent on the new heap leach pads project at Tarkwa
and R88 million (US$14 million) spent on the Damang main
pit cutback being the main components. This compares
with total expenditure of R104 million (US$16 million) in the
December quarter.

The Australian operations incurred capital expenditure of
R103 million (A$23 million), which was similar to the
December quarter. Expenditure at St Ives of R79 million
(A$17 million) included development costs at Argo and
Leviathan underground and Thunderer open pit. At Agnew,
the majority of the R24 million (A$5 million) expenditure was spent on development at Kim South and Main Lode.

Major projects are still forecast to be in line with approved votes.

Proceeds on disposal of various Group wide mining assets
amounted to R22 million (US$3 million) for the quarter.
Purchase of subsidiaries amounted to R2,632 million
(US$428 million) and includes the purchase of Cerro
Corona of R245 million (US$41 million) earning a voting
interest of 92 per cent and an economic interest of 80.7 per cent and the purchase of the entire issued shares of Bolivar for R2,387 million (US$387 million). The purchase of
investments consists of 10.4 million shares in Sino Gold
Corporation for R156 million (US$25 million) taking the
Group’s total interest to 13.9 per cent.

Financing activities include syndicated loans received of
R987 million (US$154 million) as part finance of the Bolivar transaction, a repayment of R148 million (US$23 million)
relating to the Mvela loan, loan repayments to Tarkwa
minorities of R44 million (US$7 million) and an inflow of R41 million (US$6 million) in relation to the share incentive
scheme, resulting in a net financing inflow of R836 million
(US$130 million) for the quarter.

Net cash outflow for the quarter was R1,423 million
(US$242 million). After accounting for a negative translation adjustment of R13 million (the translation adjustment in US
dollar was positive $20 million), the cash balance at the end of March was R1,502 million (US$239 million). The balance
at the end of December was R2,937 million (US$461
million).
Detailed and operational review
Group overview
Attributable gold production for the March 2006 quarter
decreased 2 per cent to 1,023,000 ounces when compared
with the December quarter. Production from the South
African operations at 646,000 ounces accounted for 63 per
cent of the Group’s total attributable production, compared
with 698,000 ounces or 67 per cent last quarter.

At the South African operations, gold production decreased
7 per cent compared with the previous quarter. Driefontein
was marginally lower quarter on quarter at 285,000 ounces.
Kloof decreased significantly from 253,000 ounces to
207,000 ounces, mainly due to a drop off in underground
production as a result of the Christmas break exacerbated
by a lack of stockpile over this period and a slow start up in
January due to a labour dispute, together with grade
variability. Beatrix was flat at 155,000 ounces. Operating
profit at the South African operations increased 5 per cent to
R483 million (US$77 million), mainly as a consequence of
the higher gold price achieved.
The Ghanaian operations showed a 12 per cent increase in
attributable gold production to 181,000 ounces. Damang
was slightly higher than the previous quarter due to an
increase in ore treated and at Tarkwa a significant increase in gold production of 15 per cent was achieved as a
consequence of higher volumes and grades, aided by the
North heap leach pads moving onto first lifts and continuing on first lifts at the new Blue Ridge south pads. The CIL
plant also performed well with an improved blend of hard
and soft rock at higher grades. Ghana contributed operating
profit of R403 million (US$65 million), a 43 per cent increase when compared with the December quarter.

Production from the Australian operations improved 5 per
cent quarter on quarter to 190,000 ounces. At St Ives the
increase of 8,000 ounces was due to increased volumes
processed through the Lefroy mill at slightly higher grades.
Agnew increased marginally with a slight increase in
tonnage from Songvang. Operating profit from the
Australian operations increased from R216 million (A$44
million, US$33 million) to R292 million (A$63 million, US$47 million), primarily as a result of the higher gold price which increased from an average of A$649 per ounce to A$756
per ounce for the March quarter.

The international operations contributed R705 million
(US$113 million) or 59 per cent of the total operating profit of R1,187 million (US$190 million). This compares with
R497 million (US$76 million) or 52 per cent of the total
operating profit of R958 million (US$147 million) last
quarter.

South African Operations
Project 500 was initiated in September 2003 to increase
revenue and reduce costs through two sub-projects i.e.
Project 400 and Project 100. These projects have proved
successful and led to additional projects – Project 100+ and
Project Beyond as detailed below.

Project 400
Project 400 was aimed at improving revenue such that an
additional R400 million (US$60 million) per annum could be
generated on a sustainable basis. This was to be achieved
through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface
material with higher margin underground material - all aimed at improved quality volumes. In financial 2005 this resulted in improved yields, in line with the life of mine grades for each of the South African operations, as reflected in the
following table:

Year                  Quarter
F2004
F2005
Dec
2005
Mar
2006
Driefontein:
Life of mine head grade as per the 2003,
2004 and 2005 annual report
8.7        8.1        8.0      8.0
Life of mine head grade adjusted for
estimated metallurgical recoveries
8.4       7.8         7.8      7.8
Driefontein (underground yields achieved)
8.1
8.3
7.9
7.9
Kloof:
Life of mine head grade as per the 2003,
2004 and 2005 annual report
9.8      10.5        9.7      9.7
Life of mine head grade adjusted for
estimated metallurgical recoveries
9.5      10.2        9.4      9.4
Kloof (underground yields achieved)
9.0
9.1
8.8
8.6
Beatrix:
Life of mine head grade as per the 2003,
2004 and 2005 annual report
5.1       5.5        5.4       5.4
Life of mine head grade adjusted for
estimated metallurgical recoveries
4.9       5.3        5.2       5.2
Beatrix (underground yields achieved)
4.6
5.0
5.2
5.3

Project Beyond and Project 100+
Project Beyond, initiated in 2004, is a supply chain initiative targeting savings of between R200 million and R300 million
per annum over three years, i.e. around 10 per cent of the
amount expended on materials, services and capital
expenditure at the South African operations. Total
expenditure on these items is approximately R2.7 billion per annum. The project delivered R145 million of contract
savings on historic baseline expenditure to date. The
savings are realised as these contracts are utilised by the
mining operations i.e. largely during the 2006 and 2007
financial years.

To date a total of R1.6 billion of spend has been reviewed
as part of Project Beyond. R72 million has been realised in
cost savings, of which R30 million applies to the 2005
financial year and R42 million to the 2006 financial year. An additional R20 million in cost savings are expected to be
realised before the end of financial year 2006. During the
next quarter, eleven commodities will be reviewed yielding
expected contractual saving of R15 million. In addition,
Total Cost of Ownership (TCO) opportunities could yield
long-term savings of up to R50 million. These opportunities
relate to rail tracks, slurry pumps, locomotives and salvage.
TCO refers to minimising the cost of an item over its useful life and takes account of related expenditure. A practical
example may be the use of higher specification (more
expensive) electric motors resulting in lower electricity costs.
Project Beyond remains on target to deliver between R60
million to R80 million contractual savings for the 2006
financial year.

The Project 100+ initiative continued during the past quarter.
Projects related to labour optimisation, transport, electricity demand and pump management are expected to deliver
benefits of around R200 million during 2006 and 2007.

Driefontein
March
2006
December
2005
Gold produced           - 000’ozs               284.5
290.1
Yield - underground
- g/t
7.9
7.9
- combined
- g/t
4.8
5.4
Total cash costs
- R/kg
74,280
71,935
-
US$/oz
376
343

Driefontein’s gold production of 284,500 ounces is slightly
lower than the previous quarter. Area mined decreased by
9 per cent quarter on quarter resulting in underground
tonnages milled reducing by 10 per cent from 1,029,000 to
925,000 tons, whilst the underground grade remaining
unchanged at 7.9 grams per ton. The reduced underground
production was mainly as a result of the Christmas break.
The March quarter’s gold production was supplemented by
25,600 ounces from the final gold clean up at the No.1 gold
plant. Surface tonnages milled including the plant clean up
above, increased by 38 per cent from 655,000 tons to
906,000 tons, at a yield of 1.7 grams per ton, compared with
1.4 grams per ton in the previous quarter. The increase in
surface yield is as a result of the final clean-up gold from
No.1 gold plant. Surface yield is expected to reduce to
below 1 gram per ton in the June quarter.

Operating costs increased by 1 per cent from R675 million
(US$104 million) to R681 million (US$110 million). This,
and the lower production, resulted in total cash costs
increasing 3 per cent in rand terms from R71,935 to
R74,280 per kilogram. In US dollar terms, total cash costs
increased by 10 per cent from US$343 per ounce to
US$376 per ounce aided by the strengthening of the rand.
Operating profit increased by 18 per cent from R237 million
(US$36 million) in the December quarter to R280 million
(US$45 million) in the March quarter as a result of the
increased gold price.

Capital expenditure decreased from R61 million (US$9
million) to R54 million (US$9 million) for the March quarter.

Gold production for the June quarter is forecast to be
between 5 and 10 per cent lower than the March quarter as
a result of lower anticipated underground grades, while
surface gold production will also reduce as the final clean up at No. 1 gold plant was essentially completed during the
March quarter.

Kloof
March
2006
December
2005
Gold produced           - 000’ozs               207.1
252.6
Yield - underground
- g/t
8.6
8.8
- combined
- g/t
7.6
8.3
Total cash costs
- R/kg
92,236
79,369
-
US$/oz
467
378

Gold production at Kloof decreased by 18 per cent from
252,600 ounces to 207,100 ounces in the March quarter.
Underground tonnages milled reduced by 17 per cent
quarter on quarter, from 880,000 tons to 733,000 tons, with

a small reduction in underground yield. The drop-off in
tonnage was as a result of the Christmas break and a slow
start-up in January after the break as a result of a labour
dispute which has since been settled. Surface tons milled
increased by 66 per cent from 70,000 tons to 116,000 tons,
although at a lower yield of 0.9 grams per ton compared
with 2.2 grams per ton in the previous quarter as
proportionally less higher grade clean-up was processed
this quarter. The increase in surface tonnage was to
supplement the reduced underground tonnages milled.

Operating costs at R616 million (US$100 million) for the
quarter decreased by 5 per cent compared with the previous
quarter’s cost of R648 million (US$99 million) mainly due to the reduced area mined underground. However, due to the
lower gold production total cash costs increased by 16 per
cent from R79,369 per kilogram to R92,236 per kilogram.
As a result of the rand strengthening against the US dollar, the total cash costs in US dollar terms increased by 24 per
cent to US$467 per ounce, compared with the previous
quarter’s US$378 per ounce. Operating profit was lower as
a result, at R88 million (US$14 million) compared with R145
million (US$22 million) the previous quarter.

Capital expenditure decreased from R53 million (US$8
million) in the December quarter to R46 million (US$7
million) for the current quarter due to phasing of expenditure on the various projects. Capital expenditure in the June
quarter is expected to increase to prior levels.

Gold production is expected to increase by 10 to 15 per cent in the next quarter as volumes are restored.

Beatrix
March
2006
December
2005
Gold produced
- 000’ozs
154.9
154.9
Yield                           -
g/t                           5.3
5.2
Total cash costs
- R/kg
82,147
81,984
-
US$/oz
416
391
Gold production at Beatrix was constant quarter on quarter
at 154,900 ounces. This was despite a decrease in the area
mined of 9 per cent and tons milled decreasing from
931,000 tons in the December quarter to 905,000 tons in the
March quarter due to the Christmas break. A 2 per cent
increase in average value mined coupled with improved
quality factors (reduced stope width and improved
sweepings volumes), ensured a constant gold output. The
yield increased marginally to 5.3 grams per ton quarter on
quarter. There are currently no surface operations at
Beatrix.

Operating costs quarter on quarter were constant at R409
million (US$66 million). Total cash costs increased from
R81,984 per kilogram (US$391 per ounce) in the December
quarter to R82,147 per kilogram (US$416 per ounce) in the
March quarter. Beatrix posted an operating profit of R116
million (US$18 million) in the March quarter compared with
R79 million (US$12 million) in the December quarter due to
the increased gold price.
Capital expenditure at R64 million (US$10 million) increased from R55 million (US$8 million) in the December quarter
due to additional development metres.

Gold production and costs for the June quarter are forecast
to be similar to those of the March quarter. Capital
expenditure is planned to increase in the June quarter due
to the planned increase in development.

International Operations
Ghana
Tarkwa
March
2006
December
2005
Gold produced           - 000’ozs               192.4
166.6
Yield - Heap leach
- g/t
0.9
0.9
- CIL plant
- g/t
1.7
1.6
- Combined
- g/t
1.1
1.0
Total cash costs
- US$/oz
290
282

Tarkwa processed a total of 5.7 million tons at an average
yield of 1.1 gram per ton, producing 192,400 ounces of gold
during the March quarter. The 15 per cent increase in
quarterly gold output was due to an increase in ore tons
stacked and recovered at the heap leach facilities and
increased output at the carbon-in-leach (CIL) plant. The
heap leach process contributed 120,500 ounces and the CIL
plant 71,900 ounces for the quarter representing significant increases over the previous quarter’s 111,000 ounces and
55,600 ounces respectively.

Mining volumes increased by 2 million tons to 24 million
tons in order to increase ore mining, which increased from
5.14 to 5.43 million tons quarter on quarter. The stripping
ratio was virtually unchanged at 3.39 and reflects the current push backs at the Teberebie and Kotraverchy pits. Mining
costs were US$1.03 per total ton mined for the quarter
compared with US$0.96 per total ton mined last quarter and
reflects the increase in fleet maintenance costs and higher
commodity prices. The maintenance cost will increase as
the mining fleet moves to higher maintenance rates based
on usage.

The CIL plant performed above capacity with a record
quarterly throughput of 1.3 million tons, at an average yield of 1.7 grams per ton. This success was mainly due to the
increased ability to blend hard rock with the softer higher
grade material. Head grades increased due to the
availability of higher grade ore made available through
increased waste mining.

A total of 4.4 million tons, at a head grade of 1.17 grams per ton, was stacked on the heap leach pads during the March
quarter. The increase in gold produced from the heap leach
pads of 9,500 ounces compared with the previous quarter is
mainly due to higher volumes stacked. Stacking
commenced on the newly commissioned Phase IV heap
leach pads at the North heap leach facility.

Operating costs at US$55 million (R342 million), including
gold-in-process movements, were US$9 million (R38
million) higher than that reported in the December quarter,
reflecting the increase in mining and processing activity.
Operating cost per ton treated was US$9.80 per ton as
against US$9.57 per ton in the December quarter. Total
cash costs at US$290 per ounce were marginally up on the
December quarter’s US$282 per ounce.

Operating profit for the quarter was US$51 million (R319
million) an increase of 50 per cent when compared with the
December quarter’s US$34 million (R220 million). This
performance was influenced by the 15 per cent higher gold
production and the higher average US dollar gold price.

Capital expenditure increased from US$11 million (R69
million) to US$16 million (R100 million) in the March quarter.
The main areas of capital expenditure were the construction
of heap leach pads at the North facility, the purchasing of
mining equipment and the Teberebi pit waste cutback.

The reduction of the Ghanain corporate tax rate from 28 to
25 per cent took effect on 1 January 2006 and as a result a
reduction in the tax provision of US$8.9 million is included in the March quarter results.

Gold production for the June quarter is expected to be
marginally lower than the current performance as grades
and ore feed are anticipated to be slightly lower. The CIL
plant is expected to continue with the current level of
performance. Cost pressure will continue as higher
stripping ratios are required to ensure mining flexibility and sufficient ore feed. Commodity prices are expected to
continue their upward trend.

Damang
March
2006
December
2005
Gold produced
- 000’ozs
62.0
60.2
Yield                          -
g/t                          1.4
1.4
Total cash costs
- US$/oz
344
330

Gold production increased from 60,200 ounces during the
December quarter to 62,000 ounces in the March quarter,
attributable to an increase in tons milled. Yield remained
constant at 1.4 grams per ton. Mill throughput for the
quarter at 1.375 million tons was higher than the 1.324
million tons achieved in the December quarter due to 3
additional milling days and a 1.7 per cent increase in plant utilisation.

Total tons mined increased from 3.9 million tons to 4.2
million tons and ore mined at 900,300 tons was 40 per cent
higher than the previous quarter’s 642,000 tons, resulting in a decrease in the stripping ratio to 3.64 from the 5.05
reported previously. The Tomento pits remain the main
source of oxide feed, while the Amoanda pit remains the
main fresh ore source to the plant, although this pit will be depleted in the June 2006 quarter. The Juno 2 South West
pit, which is a southern extension of the Damang pit
cutback, commenced production during the March quarter
as an additional fresh ore source. A small quantity of ore
was mined along the eastern and western walls in the
Damang pit cutback and this will continue until brought into full production in the next financial year.

Operating costs, including gold-in-process movements,
increased to US$21 million (R127 million) from US$20
million (R128 million) in the previous quarter. The higher
mined and milled tonnages, the increased cost of reagents
and steel, and refurbishment and transportation of a mill
motor, contributed to the higher costs. Cost per ton milled
increased slightly from US$14.28 to US$14.54. Total cash
costs increased from US$330 per ounce to US$344 per
ounce, reflecting the increase in working cost. A five year
mining contract with African Mining Services (AMS) was
concluded during the quarter.

Operating profit increased by over 50 per cent from US$9
million (R61 million) to US$14 million (R85 million), due to increases in both gold production and the US dollar gold
price.

Capital expenditure for the quarter amounted to US$8
million (R51 million) compared with US$5 million (R35
million) for the December quarter. The majority of this
expenditure was incurred in mining the Damang pit cutback
and raising the tailings storage facility embankments. The
Damang pit cutback is proceeding on plan.

The reduction of the Ghanian corporate tax rate from 28 to
25 per cent took effect on 1 January 2006 and as a result a
reduction in the tax provision of US$0.6 million is included in the March quarter results.

Gold production is expected to decrease by about 10 per
cent in the June quarter with the depletion of the higher
grade fresh ore B4 surface stockpile. This will be replaced
by the lower grade B3 surface stockpile. In addition,
production of high-grade fresh ore from the Amoanda pit will reduce as this pit reaches its currently planned limit.

Venezuela
Choco 10
March
2006
December
2005
Gold produced           - 000’ozs
5.4
-
Yield                          -
g/t                           1.6
-
Total cash costs
- US$/oz
294
-

Bolivar’s Choco 10 mine became part of the international
portfolio from 1 March 2006 following its acquisition. Having commenced production in August 2005, this operation is
significantly below medium term production levels. During
the month of March mining operations continued at the
Pisolita, Rosika and Coacia open pits from which oxide
material constitutes the bulk of the material being mined.
Grades for the month were lower than planned as the
company has not as yet received its explosives permit.
Blasting is therefore limited to use by contractors which
restricts the volume of higher grade ore. The high
proportion of oxide material limits plant capacity due to the increases in slurry viscosity in the leach tanks. This will

become less of an issue through the year as the pits deepen
and the proportion of fresh rock increases.

Gold production for March was 5,400 ounces at a yield of
1.6 grams per ton. Total cash costs amounted to US$294
per ounce which should decrease as production levels
increase.

During this first month the team at the mine site has been
strengthened in the areas of mining and resource
management, sustainable development and environmental
management by the addition of manager level staff in each
of these positions.

There are a number of key improvements planned at the
Choco 10 mine over the next twelve months. The
processing plant is not performing to design and there are a number of initiatives aimed at improving throughput,
recovery and implementing Gold Fields standards and
procedures. A Gold Fields project team has been deployed
to project manage a recapitalization of the process plant.
This will focus on health and safety issues, identifying and removing key bottlenecks, securing plant life and building up our inventory of critical spares. Some US$2 million (R12
million) is expected to be spent on capital improvements
during the quarter. Other priority tasks include deploying
Gold Fields systems and processes in the areas of mineral
resources management which includes an expanded drilling
programme, and sustainable development.

Gold production in the June quarter is forecast at 20,000
ounces.

Australia
St Ives
March
2006
December
2005
Gold produced
- 000’ozs
134.3
125.9
Yield - Heap leach
- g/t
0.6
0.5
- Milling
- g/t
3.3
3.2
- Combined
- g/t
2.5
2.3
Total cash costs
- A$/oz
450
431
-
US$/oz
334
322

Gold production for the quarter was 134,300 ounces, 7 per
cent higher than last quarter’s 125,900 ounces. The
increase was due to cumulative impacts of slight
improvements in ore volumes mined, open pit feed grade
and recovery within the Lefroy mill. The quarter’s gold
production from the plant was 125,500 ounces compared
with 117,600 ounces previously. The heap leach pads
produced 8,800 ounces for the quarter compared with 8,300
ounces previously.

The combined mill and heap leach feed grade of 2.7 grams
per ton was marginally higher than the previous quarter’s
2.6 grams per ton. Increased higher-grade ore feed from
the open pits increased the Lefroy mill yield from 3.2 to 3.3 grams per ton.
There was an 11 per cent increase in ore tons moved from
the open pits to 1.19 million tons for the quarter, compared with the 1.07 million tons moved in the December quarter.
Open pit ore grade increased to 2.20 grams per ton from
1.75 grams per ton, as relatively higher grade ore was
accessed from the deeper parts of the Mars and
Agamemnon pits. Total open pit movements and strip ratios
increased significantly with the commencement of the
Thunderer open pit pre-strip. During the quarter 2.35 million broken cubic metres (BCM’s) of ore and waste was mined
compared with 1.75 million BCM’s of ore and waste in the
previous quarter. The average strip ratio increased to 4.45
compared with 3.51 previously.

Underground operations were steady quarter on quarter
with 446,400 tons of ore mined at 4.8 grams per ton
compared with 441,500 tons at 4.8 grams per ton mined in
the previous quarter. At the Leviathan complex, the winding
down of activities at the East Repulse zone was offset by
the ramping up of activities within the Conqueror zone. The
Argo mine performed consistently quarter on quarter.

Operating costs, including gold-in-process movements,
increased from A$53 million (R261 million) to A$58 million
(R266 million) reflecting the increased volumes from open
pit mining and royalties. Royalties calculated at 10 per cent of the average quarterly gold price above A$600 per ounce
was payable during the quarter and amounted to A$2 million
(R9 million), compared with A$0.6 million (R3 million) in the previous quarter. Total cash costs increased accordingly,
from A$431 per ounce to A$450 per ounce this quarter.

Operating profit at A$42 million (R196 million) was 50 per
cent higher than the previous quarter’s A$28 million (R137
million) as a result of increased production and the higher
gold price received in Australian dollar terms.

Capital expenditure for the March quarter at A$17 million
(R79 million) was consistent with the December quarter.
Mine development capital increased to A$11 million (R50
million) from A$9 million (R44 million) previously with the
Thunderer pre-strip but was offset by a reduction in capital works for the underground mines. Exploration expenditure
was consistent quarter on quarter at approximately A$5
million (R23 million).

Gold production and unit costs for the June 2006 quarter are expected to be similar to those achieved in the March
quarter, with improvements in tons milled and feed grades
offset by a planned 5-day mill shut down.

Agnew
March
2006
December
2005
Gold produced
- 000’ozs
55.9
55.1
Yield
- g/t
5.0
5.2
Total cash costs
- A$/oz
378
351
-
US$/oz
281
262

Gold production for the quarter was 55,900 ounces, one per
cent higher than last quarter’s 55,100 ounces. This
increase was due to a 6 per cent increase in tons milled
from 327,000 tons to 347,000 tons as a result of on-going
optimisation work on mill throughputs. Feed grade reduced
quarter on quarter from 5.57 grams per ton to 5.34 grams
per ton with an increased component of low grade open pit
feed required to match mill volumes.

Open pit mining operations produced 195,000 tons of ore for
the quarter significantly down on the 250,500 tons produced
in December quarter. The reduction was due to an overall
decrease in mining volumes from 1.41 million broken cubic
metres (BCM’s) to 1.04 million BCM’s, reflecting the move
into 100 per cent fresh rock and resultant lower digger
productivities. In addition, equipment utilisation suffered
during the quarter due to manning issues and impacts of
inclement weather. Open pit ore grade decreased to 1.86
grams per ton from 1.96 grams per ton the previous quarter.
The average strip ratio decreased slightly to 14.28
compared with 14.83 previously.

Underground operations increased production quarter on
quarter, with 112,100 tons of ore at 12.2 grams per ton
mined compared with 107,500 tons at 11.8 grams per ton
mined in the previous quarter. The increases reflect
depletion sequencing and the higher volumes. Lower
average grades are predicted next quarter as lower grade
secondary stopes are extracted. The strategy for mining of
the Kim South zone has been finalised and will involve the
use of paste fill which should improve productivity.

Operating costs, including gold-in-process movements,
increased marginally from A$20 million (R96 million) to
A$21 million (R97 million) for the quarter, with all areas
maintaining similar expenditures quarter on quarter. Total
cash costs increased to A$378 per ounce from A$351 per
ounce in the December quarter, due to the depletion of
some higher cost stocks.

Operating profit at A$21 million (R96 million) was 31 per
cent higher than the A$16 million (R79 million) achieved in
the previous quarter as a result of the higher gold price.

Capital expenditure for the March quarter at A$5 million
(R24 million) was slightly lower than the A$7 million (R33
million) spent in the December quarter. This was due to
reductions in general infrastructure projects and a slight
decrease in underground development. Capital expenditure
is expected to increase next quarter with the
commencement of a project to upgrade camp
accommodation, and paste fill plant installation projects.
June quarter’s gold production is expected to be in line with current performance. However, cash costs are expected to
increase as a result of an increase in underground volumes
at lower average grades and maintenance costs associated
with a planned mill shutdown.

Quarter ended 31 March 2006 compared with quarter
ended 31 March 2005 restated
Attributable gold production in the March 2006 quarter was
1,023,000 ounces, compared with 1,088,000 ounces in the
March 2005 quarter. Production at the South African
operations decreased from 711,000 ounces to 646,000
ounces mainly due to a decrease at Kloof of 57,000 ounces
as a result of lower volumes mined at lower grades over this period. At the international operations, attributable gold
production was unchanged at 377,000 ounces. The
inclusion of Bolivar for the first time this quarter and
increased production from Tarkwa was offset by higher
production in the March 2005 quarter from the new Lefroy
mill at St Ives coupled with ongoing production from the old mill.

Revenue increased 27 per cent in rand terms (increased 22
per cent in US dollar terms) from R2,950 million (US$495
million) to R3,734 million (US$602 million). This increase in revenue was due to the increase in the average gold price,
which increased 34 per cent from R81,952 per kilogram
(US$428 per ounce) in the March 2005 quarter to R109,500
per kilogram (US$555 per ounce) in the March 2006
quarter.

Group operating costs in rand terms increased 9 per cent
from R2,351 million (US$395 million) to R2,573 million
(US$417 million). At the South African operations operating
costs increased 3 per cent from R1,649 million (US$277
million) to R1,705 million (US$276 million), with cost
reduction initiatives partially offsetting the 6.5 per cent wage increase during the year. The increase in operating costs at the international operations from R702 million (US$118
million) to R869 million (US$140 million) amounted to 24 per cent. The main reason for this increase was the increased
production at Tarkwa due to the commissioning of the new
mill, together with significant increases in diesel, steel and reagents over the past year and the increased cost of
maintaining the owner mining fleet at Tarkwa, as well as
normal inflationary pressures.

Operating profit at R1,187 million (US$190 million) for the
March 2006 quarter has more than doubled when compared
with the R537 million (US$90 million) achieved in the March
2005 quarter.

Profit before tax amounted to R793 million (US$126 million)
compares with a loss of R5 million (US$1 million profit) in
the March 2005 quarter. This increase was mainly due to
the increase in operating profit.

Net profit attributable to ordinary shareholders increased
from a loss of R2 million (US$0.2 million profit) in the March
2005 quarter to R483 million (US$76 million) in the March
2006 quarter. Earnings excluding gains on financial
instruments, foreign debt and exceptional items increased

from R115 million (US$21 million) in the March 2005 quarter
to R376 million (US$60 million) this quarter.
Capital and development projects
Cerro Corona
The Permit to Construct, as well as the last of several
permits required for the construction phase were received
from the Peruvian Ministry of Energy and Mines during the
quarter. Construction activities are expected to begin in
earnest early in the June quarter. To date, most of the effort has been focused on the completion of the project man-
camp, as well as several related but smaller projects. San
Martin, the mining contractor, has begun to mobilize earth
moving equipment to the project site to begin mine road and
site earthworks in the next few weeks.

A number of meetings were held with several of the local
communities in advance of construction to maximize the
inclusion of qualified local contractors in the construction process. Several local groups have submitted competitive
proposals for segments of the pending work and more are
expected over coming weeks. This important community
effort will greatly aid in keeping the area based companies
involved where practicable, as well as maintaining a good
flow of information to the communities.

Hatch, the engineering and procurement contractor, is 80
per cent complete with the process plant and facility detailed engineering design, with the procurement of engineered
equipment on track to assure timely deliveries. Knight
Piésold is nearing completion of phase I and phase II of the tailings disposal facility design.
Exploration and corporate
development
During the quarter Gold Fields or its Joint Venture partners completed drilling on eight separate projects. The
previously announced agreement with North American
Palladium (TSE: “PDL”) on the Arctic Platinum Project in
northern Finland was finalized and drilling has begun.

At the Essakane project in Burkina Faso, Gold Fields
together with joint venture partner Orezone Resources Inc.
(OZN:TSX, Amex), continues to drill the Essakane Main
Zone (“EMZ’). A JORC classified resource estimate was
completed by RSG Global utilizing the existing drill database and a new geologic model that resulted in the following:
Mineral Resource Estmate for Essakane Deposit – 8 March 2006
Cut-off
0.6 g/t
1.0 g/t
Category
Category
Ton
(Mt)
Grade
(g/t)
Gold
(‘000oz)
Ton
(Mt)
Grade
(g/t)
Gold
(‘000oz)
Indicated
Inferred
36.8
27.7
1.6
1.7
1,860
1,480
19.6
15.3
2.3
2.4
1,470
1,190
Total
Resources
Total
64.5
1.6
3,340
34.9
2.4
2,660
Indicated
Inferred
34.7
19.3
1.6
1.8
1,790
1,130
18.9
11.5
2.4
2.6
1,430
950
Resource
reporting within
US$475/oz
unoptimised pit Total
54.0
1.7
2,920
30.4
2.5
2,380
The resource calculation represents a recoverable resource
after applying change of support by uniform conditioning. A
bankable feasibility study (BFS) will commence in the
second half of 2006 and be finalised in 2007. Gold Fields
has earned a 50 per cent interest in Essakane and has
exercised its right to increase its interest to 60 per cent by funding the BFS. Gold Fields has three drill rigs operating
on the EMZ and there are two rigs working on the
neighbouring Falagountou target six kilometers east of the
EMZ.

Field work continued at the 85 per cent Telikan project in
Guinea, consisting of soil sampling and geologic mapping.
A 136 hole rotary air blast (RAB) drilling programme has
begun. The agreement with Glencar Mining plc (AIM:
“GEX”) on their 85 per cent Sankarani project in south-
western Mali was finalised during the quarter and field work has commenced. At the 80 per cent owned Kisenge project
in the southern DRC, auger drilling has extended the
Mpokoto anomaly an additional one kilometer to almost
three kilometer in length. A reverse circulation (RC) drill
programme will commence during the June quarter.

At the Central Victoria project in Australia, aircore drilling extended the strike length of the gold mineralised zone to
five kilometer on the Gold Fields 100 per cent owned
Lockington tenement. Aircore and follow-up diamond
drilling was completed during the quarter and continues into the June quarter. Our joint venture with Geoinformatics
Exploration Inc. (TSX-V: “GXL”) in New South Wales
continued during the quarter, with prospect ranking and the
relinquishment of several tenements.

In China, field work continues on the Fujian JV with partners
Zijin Mining (HKSE: “2899”) including geologic mapping and
stream sediment sampling of the Fujian epithermal belt and
in the Heilongjiang province with local state owned partners
SMEI. Gold Fields has informed Sino Gold (ASX: “SGX”) it
intends to withdraw from the Shandong JV. Gold Fields
increased its ownership in Sino Gold to 13.9 per cent by the purchase of shares from a private party and by purchasing
additional shares in a public offering.

Comaplex Minerals Corp (TSX: “CMF”), a Canadian
company that is developing the Meliadine project in the
Nunavut province in which Gold Fields owns a 19.8 per cent
interest, completed a NI43-101 (the Canadian equivalent to
SAMREC and the JORC compliance systems) compliant
resource study during the quarter. Results of this study
yielded:
Mineral Resources above 9900 relative level*
Applied cut-
off
grade         Category           Tonnage
Grade
(gmt)
Contained
oz Au
2.5 gmt
Indicated
4,200,000            7.5            1,009,000
2.5 gmt
Inferred
3,244,000
4.1
432,000
Mineral Resources below 9900 relative level*
Applied cut-
off
grade         Category        Tonnage
Grade
(gmt)
Contained
oz Au
6.5
gmt
Indicated
507,000                 11.3        184,000
6.5 gmt
Inferred
3,188,000                10.9      1,120,000
*The natural interface between open pit (lower cut-off resource) and underground (higher cut-off resource).

Gold Fields is providing technical assistance to Comaplex
during this programme. GoldQuest Mining Corporation
(TSX Venture: “GQC”) in which Gold Fields has a 9.75 per
cent interest, continues to report encouraging trench results from its Las Tres Palmas prospect in the Dominican
Republic. GoldQuest commenced a two thousand metre
scout drilling program at Las Tres Palmas during the
quarter. Gold Fields and GoldQuest agreed to a revision of
their option agreement during the quarter that will result in
Gold Fields becoming a Joint Venture partner on certain
properties. GFI made its election to sell its joint venture
interest in the Committee Bay prospect in exchange for
seven million shares in Committee Bay Resources (TSX:
“CBR”).
Bolivar and Cerro Corona
During the quarter the purchase of Cerro Corona and
Bolivar was completed. The purchase price is in the
process of being allocated and this is expected to be
finalised by year end.
Implications of adopting IFRS 2 ,
share-based payments
IFRS 2, Share-based payments becomes effective for Gold
Fields for the financial year ending 30 June 2006. In terms
of the IFRS, Gold Fields now recognises the cost of share
options (share-based payments) from 1 July 2005. IFRS 2
requires that all options granted after 7 November 2002, but not vested by 1 July 2005 be accounted for.
Gold Fields’ has adopted an appropriate valuation model to
fair value the employee share options. The value of the
share options has been determined as of the grant date of
the options and has been expensed on a straight line basis
over the vesting period. Based on this model, the following
costs for the financial years ending after 7 November 2002
have been accounted for as follows:
F2003     R5.2 million (US$0.8 million)
(against opening retained earnings)
F2004     R32.6 million (US$5.2 million)
(against opening retained earnings)
F2005     R52.0 million (US$8.4 million)
(restatement of F2005 comparatives)
F2006     R45.8 million (US$7.1 million)
(current year – September, December and
March quarters only)
The corresponding entry for the above adjustments was
shareholders’ equity within the share-based payment
reserve. The effect on opening shareholders’ equity is nil.
The financial 2005 annual net earnings of R180 million
(US$29 million) have been restated to R128 million (US$21
million), the difference being the share based costs for that year. This cost of R52 million (US$8 million) has been
spread equally over the four quarters in financial 2005.
These costs are included in other expenses. Earnings per
share, headline earnings, headline earnings per share and
diluted earnings per share have also been restated. In
F2006 the cost to date of R45.8 million (US$7.1 million) has been included in other expenses as follows:

Quarter ended
September 2005 R15.6 million (US$2.4 million)
December 2005 R15.6 million (US$2.4 million)
March 2006 R14.6 million (US$2.3 million)
Total cash costs – Peer
comparison
In order to compare total cash costs with our peer reporting gold companies, a schedule is included below our normal
Total cash cost calculation on page 16 to show the effect of capitalising ore reserve development costs.

Off-reef development costs and a portion of direct shaft
overheads are capitalised in this pro-forma calculation.
Users of this calculation should bear in mind that this
methodology would, should it be adopted, result in higher
capital expenditure and amortisation.
Outlook
Gold production for the June quarter should be similar to the
March quarter, with the forecast increase at Kloof offsetting shortfalls at some of the other mines. Cash costs should
therefore also be similar.
Basis of accounting
The unaudited results for the quarter and nine months have
been prepared on the International Financial Reporting
Standards (IFRS) basis. The detailed financial, operational
and development results for the March 2006 quarter are
submitted in this report.

These consolidated quarterly statements are prepared in
accordance with IAS 34, Interim Financial Reporting. The
accounting policies used in the preparation of this report are consistent with those applied in the previous year-end,
except for the adoption of IFRS 2 – share based payments
and the adoption of the revised international accounting
standards.

I.D. Cockerill
Chief Executive Officer
2 May 2006

Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Nine months to
March
2006
December
2005
Restated
March
2005
March
2006
Restated
March
2005
Revenue
3,734.4
3,478.8
2,949.7            10,235.7
8,600.0
Operating costs
2,573.4
2,541.7 2,350.7
7,572.4
7,027.8
Gold inventory change
(26.4)
(20.6) 62.1
(36.1)
(57.5)
Operating profit
1,187.4
957.7 536.9
2,699.4
1,629.7
Amortisation and depreciation
383.6
375.6 371.1
1,112.6
1,120.9
Net operating profit
803.8
582.1 165.8
1,586.8
508.8
Finance income
73.5
17.8 33.6
91.2
86.3
- Net interest received
(6.9)
16.8 33.7
10.7
65.5
- Gain/(loss) on foreign debt, net of cash
80.4
1.0 (0.1)
80.5
20.8
(Loss)/gain on financial instruments
(20.2)
(18.8) (54.7)
(47.8)
243.7
Other expenses
(83.5)
(29.0) (20.3)
(131.3)
(74.7)
Exploration
(33.6)
(54.1) (42.8)
(153.9)
(136.8)
Profit before tax and exceptional items
740.0
498.0 81.6
1,345.0
627.3
Exceptional gain/(loss)
53.2
1.8 (86.1)
57.7
(195.5)
Profit/(loss) before taxation
793.2
499.8 (4.5)
1,402.7
431.8
Mining and income taxation
224.5
200.2 (57.2)
469.7
163.2
- Normal taxation
156.1
121.2 63.1
351.3
204.8
- Deferred taxation
68.4
79.0 (120.3)
118.4
(41.6)
Net profit/(loss)
568.7
299.6 52.7
933.0
268.6
Attributable to:
- Ordinary shareholders
483.0
262.0 (1.8)
784.2
154.6
- Minority shareholders
85.7
37.6 54.5
148.8
114.0
Exceptional items:
Profit on sale of investments
28.5
- 1.4
30.3
40.3
Profit on sale of assets
24.5
- -
24.5
-
Harmony hostile bid costs
-
- (87.5)
-
(170.4)
IAMGold transaction costs
-
- -
-
(64.8)
Retirement of health care obligations
-
- (4.8)
-
(4.8)
Other
0.2
1.8 4.8
2.9
4.2
Total exceptional items
53.2
1.8 (86.1)
57.7
(195.5)
Taxation
(14.1)
(0.6) 0.8
(14.7)
(3.0)
Net exceptional items after tax and minorities
39.1
1.2 (85.3)
43.0
(198.5)
Net earnings/(loss)
483.0
262.0 (1.8)
784.2
154.6
Net earnings/(loss) per share (cents)
98
53 (1)
159
31
Diluted earnings/(loss) per share (cents)
97
53 (1)
158
31
Headline earnings/(loss)
445.9
260.7 (3.6)
742.8
117.7
Headline earnings/(loss) per share (cents)
90
53 (1)
150
24
Net earnings excluding gains and losses on financial
instruments and foreign debt, net of cash and exceptional
items
376.0
274.7 114.5
694.4
183.3
Net earnings per share excluding gains and losses on
financial instruments and foreign debt, net of cash and
exceptional items (cents)
76
56 23
141
37
Gold sold – managed kg
34,104
34,381 35,993
101,457
103,758
Gold price received R/kg
109,500
101,184 81,952
100,887
82,885
Total cash costs R/kg
73,378
71,659 64,957
72,597
65,443

Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
Nine months to
March
2006
December
2005
Restated
March
2005

March
2006
Restated
March
2005
Revenue
602.2
533.5 495.2
1,599.3
1,400.7
Operating costs
416.5
389.8 395.1
1,183.2
1,144.6
Gold inventory change
(4.1)
(3.2) 9.8
(5.6)
(9.4)
Operating profit
189.8
146.9 90.3
421.7
265.5
Amortisation and depreciation
62.0
57.6 62.4
173.8
182.6
Net operating profit
127.8
89.3 27.9
247.9
82.9
Finance income
11.6
2.7 5.7
14.3
14.1
- Net interest received
(1.0)
2.6 5.6
1.7
10.7
- Gain/(loss) on foreign debt, net of cash
12.6
0.1 0.1
12.6
3.4
(Loss)/gain on financial instruments
(3.3)
(2.9) (8.1)
(7.5)
39.7
Other expenses
(13.2)
(4.4) (3.4)
(20.5)
(12.2)
Exploration
(5.5)
(8.3) (7.2)
(24.0)
(22.3)
Profit before tax and exceptional items
117.4
76.4 14.9
210.2
102.2
Exceptional gain/(loss)
8.3
0.3 (14.3)
9.0
(31.8)
Profit before taxation
125.7
76.7 0.6
219.2
70.4
Mining and income taxation
35.8
30.7 (8.7)
73.4
26.6
- Normal taxation
25.0
18.6 10.7
54.9
33.4
- Deferred taxation
10.8
12.1 (19.4)
18.5
(6.8)
Net profit
89.9
46.0 9.3
145.8
43.8
Attributable to:
- Ordinary shareholders
76.3
40.2 0.2
122.5
25.2
- Minority shareholders
13.6
5.8 9.1
23.3
18.6
Exceptional items:
Profit on sale of investments
4.4
- 0.4
4.7
6.6
Profit on sale of assets
3.8
- -
3.8
-
Harmony hostile bid costs
-
- (14.5)
-
(27.8)
IAMGold transaction costs
-
- (0.2)
-
(10.6)
Retirement of health care obligations
-
- (0.8)
-
(0.8)
Other
0.1
0.3 0.8
0.5
0.8
Total exceptional items
8.3
0.3 (14.3)
9.0
(31.8)
Taxation
(2.1)
(0.1) 0.1
(2.3)
(0.5)
Net exceptional items after tax and minorities
6.2
0.2 (14.2)
6.7
(32.3)
Net earnings
76.3
40.2 0.2
122.5
25.2
Net earnings per share (cents)
16
8 -
25
5
Diluted earnings per share (cents)
16
8 -
25
5
Headline earnings/(loss)
70.6
39.9 (0.2)
116.1
22.2
Headline earnings per share (cents)
15
8 -
24
4
Net earnings excluding gains and losses on financial
instruments and foreign debt, net of cash and exceptional
items
59.7
42.1 21.0
108.5
36.2
Net earnings per share excluding gains and losses on
financial instruments and foreign debt, net of cash and
exceptional items (cents)
12
9 4
22
7
South African rand/United States dollar conversion rate
6.14
6.53 5.95
6.40
6.14
South African rand/Australian dollar conversion rate
4.56
4.88 4.62
4.80
4.58
Gold sold – managed ozs (000)
1,097
1,105 1,157
3,262
3,336
Gold price received $/oz
555
482 428
490
420
Total cash costs $/oz
372
341 340
353
332

Balance sheet
International Financial Reporting Standards Basis
Figures are in millions otherwise stated
South African Rand
United States Dollars
March
2006
Restated
June
2005
March
2006
Restated
June
2005
Property, plant and equipment
19,436.0
16,959.5
3,094.9
2,531.3
Non-current assets
425.2
389.0
67.7
58.1
Investments
1,351.0
992.8
215.1
148.2
Current assets
3,982.6
5,656.1
634.2
844.2
- Other current assets
2,481.1
2,281.1
395.1
340.5
- Cash and deposits
1,501.5
3,375.0
239.1
503.7
Total assets
25,914.8
23,997.4
4,011.9
3,581.8
Shareholders’ equity
16,668.4
16,534.1
2,654.2
2,467.8
Deferred taxation
3,295.4
3,249.8
524.7
485.0
Long-term loans
1,843.0
1,176.0
293.5
175.5
Environmental rehabilitation provisions
919.9
905.8
146.5
135.2
Post-retirement health care provisions
22.9
24.1
3.6
3.6
Current liabilities
2,445.2
2,107.6
389.4
314.7
- Other current liabilities
2,125.6
1,820.1
338.5
271.8
- Current portion of long-term loans
319.6
287.5
50.9
42.9
Total equity and liabilities
25,194.8
23,997.4
4,011.9
3,581.8
South African rand/US dollar conversion rate
6.28
6.70
South African rand/Australian dollar conversion rate
4.41
5.15

Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions otherwise stated
South African Rand
United States Dollars
March
2006
Restated
March
2005
March
2006
Restated
March
2005
Balance as at the beginning of the financial year
16,534.1
14,949.3
2,467.8
2,372.9
Minority shareholders interest now reflected in shareholders equity
-
662.9
-
105.2
Restated balance at the beginning of the financial year
16,534.1
15,612.2
2,467.8
2,478.1
Currency translation adjustment and other
(770.5)
182.9
45.1
74.0
Issue of share capital
0.9
0.4
0.1
0.1
Increase of share premium
46.1
21.7
7.2
3.5
Marked to market valuation of listed investments and instruments
247.7
111.0
38.7
18.1
Dividends
(431.8)
(344.4)
(67.6)
(54.5)
Increase in share based payment reserve
46.4
39.0
7.3
6.4
Net profit attributable to ordinary shareholders
784.2
154.6
122.5
25.2
Net profit attributable to minority shareholders
148.8
114.0
23.3
18.6
Increase in minorities
62.5
38.2
9.8
8.1
Balance as at the end of March
16,668.4
15,929.6
2,654.2
2,577.6
Reconciliation of headline earnings with net earnings
Figures are in millions otherwise stated
South African Rand
United States Dollars
March
2006
December
2005
Restated
March
2005
March
2006
December
2005
Restated
March
2005
Net earnings/(loss)
483.0
262.0            (1.8)             76.3
40.2              0.2
Profit on sale of investments
(28.5)
-             (1.4)             (4.4)
-             (0.4)
Taxation effect of profit on sale of investments
3.9
-              0.2               0.6
-                 -
Profit on sale of assets
(24.5)
-                  -
(3.8)
-                 -
Taxation effect of profit on sale of assets
9.7
-                  -
1.5
-                 -
Other after tax adjustments
2.3
(1.3)             (0.6)               0.4
(0.3)                 -
Headline earnings/(loss)
445.9
260.7            (3.6)             70.6
39.9            (0.2)
Headline earnings per share – cents
90
53               (1)                15
8                 -
Based on headline earnings as given above divided by 493,790,
542 (December 2005 – 492,600,779 and March 2005 - 492,144,
121)being the weighted average number of ordinary shares in issue

Cash flow statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Nine months to
March
2006
December
2005
Restated
March
2005
March
2006
Restated
March
2005
Cash flow from operating activities
1,210.5
556.5 653.2
2,069.8
1,084.2
Profit before tax and exceptional items
740.0
498.0 81.6
1,345.0
627.3
Exceptional items
53.2
1.8 (86.1)
57.7
(195.5)
Amortisation and depreciation
383.6
375.6 371.1
1,112.6
1,120.9
Change in working capital
228.7
(266.4) 266.0
(158.1)
(79.3)
Taxation paid
(134.9)
(57.1) (40.9)
(269.7)
(161.6)
Other non-cash items
(60.1)
4.6 61.5
(17.7)
(227.6)
Dividends paid
(235.0)
- (146.5)
(431.8)
(407.5)
Ordinary shareholders
(197.7)
- (147.7)
(394.5)
(344.4)
Minority shareholders in subsidiaries
(37.3)
- 1.2
(37.3)
(63.1)
Cash utilised in investing activities
(3,234.0)
(429.4)
(595.1)             (3,994.0)
(1,796.4)
Capital expenditure – additions
(472.8)
(401.6)
(439.7)             (1,199.6)
(1,722.0)
Capital expenditure – proceeds on disposal
21.9
3.6 -
29.7
40.1
Purchase of subsidiaries
(2,631.8)
-
-             (2,631.8)
-
Purchase of investments
(156.1)
(26.8) (129.8)
(195.0)
(171.3)
Proceeds on the disposal of investments
8.2
- 5.6
16.6
96.2
Environmental and post-retirement health care payments
(3.4)
(4.6) (31.2)
(13.9)
(39.4)
Cash flow/(utilised) from financing activities
835.8
6.4 (125.9)
635.6
(56.9)
Loans received
986.7
- -
986.7
16.8
Loans repaid
(147.5)
- (132.7)
(287.5)
(206.7)
Minority shareholder’s loan received
(44.0)
(66.6) -
(110.6)
110.9
Shares issued
40.6
73.0 6.8
47.0
22.1
Net cash (outflow)/inflow
(1,422.7)
133.5
(214.3)              (1,720.4)
(1,176.6)
Translation adjustment
(13.0)
4.1 167.6
(153.1)
(27.1)
Cash at beginning of period
2,937.2
2,799.6 2,977.5
3,375.0
4,134.5
Cash at end of period
1,501.5
2,937.2 2,930.8
1,501.5
2,930.8
United States Dollars
Quarter
Nine months to
March
2006
December
2005
Restated
March
2005
March
2006
Restated
March
2005
Cash flow from operating activities
191.0
89.8 106.2
327.8
177.2
Profit before tax and exceptional items
117.4
76.4 14.9
210.2
99.2
Exceptional items
8.3
0.3 (14.3)
9.0
(31.8)
Amortisation and depreciation
62.0
57.6 62.4
173.8
182.6
Change in working capital
34.6
(40.8) 42.4
(24.7)
(12.9)
Taxation paid
(22.0)
(4.4) (8.4)
(37.7)
(25.9)
Other non-cash items
(9.3)
0.7 9.2
(2.8)
(34.0)
Dividends paid
(38.2)
- (25.1)
(67.6)
(64.6)
Ordinary shareholders
(32.4)
- (25.1)
(61.8)
(54.5)
Minority shareholders in subsidiaries
(5.8)
- -
(5.8)
(10.1)
Cash utilised in investing activities
(524.1)
(65.8) (100.0)
(640.7)
(292.6)
Capital expenditure – additions
(75.9)
(61.6) (75.0)
(187.4)
(280.5)
Capital expenditure – proceeds on disposal
3.4
0.6 0.1
4.6
6.5
Purchase of subsidiaries
(427.8)
- -
(427.8)
-
Purchase of investments
(24.5)
(4.1) (21.2)
(30.5)
(27.9)
Proceeds on the disposal of investments
1.3
- 1.2
2.6
15.7
Environmental and post-retirement health care payments
(0.6)
(0.7) (5.1)
(2.2)
(6.4)
Cash flow/(utilised) from financing activities
129.8
0.7 (21.0)
98.8
(10.3)
Loans received
154.2
- -
154.2
2.7
Loans repaid
(23.4)
- (22.1)
(44.9)
(33.7)
Minority shareholder’s loan received
(7.3)
(10.5) -
(17.8)
17.1
Shares issued
6.3
11.2 1.1
7.3
3.6
Net cash (outflow)/inflow
(241.5)
24.7 (39.9)
(281.7)
(190.3)
Translation adjustment
19.5
(5.9) (8.3)
17.1
8.2
Cash at beginning of period
461.1
442.3 522.4
503.7
656.3
Cash at end of period
239.1
461.1 474.2
239.1
474.2

Hedging / Derivatives
Policy

The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
•
to protect cash flows at times of significant expenditure,
• for specific debt servicing requirements, and
•
to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency and interest rate financial instruments - those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IAS 39 and accordingly the positions have been marked to market.
Position at end of March 2006
On 7 January 2004, Gold Fields Australia closed out its Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million had already been accounted for up until the end of December 2003. In addition, in order that the Group was able to participate in further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure.
The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium will be effected so as to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.
Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The original value of the future cash flows was US$107.4 million or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to A$147 million, based on the spot rate on 7 May 2004 of 0.7158 US$/A$. The balance of A$51.1 million not yet realised in cash is detailed below:
Payment value dates
Future cash flows - A$ million
31 March 2006
13.3
30 June 2006
12.9
29 September 2006
12.6
29 December 2006
12.3
TOTAL
51.1
The balance of the unmatured call options purchased at a total cost of US$8.3 million, are detailed below:
US Dollars / Australian Dollars call options
Year ended 30 June
2006                       2007
TOTAL
Australian dollar call options:
Amount (US dollars) - 000’s
25,000                    75,000                                         100,000
Average strike price - (US$/A$)
0.7670                    0.7670                                           0.7670
The marked to market value of all transactions making up the positions in the above table was a positive US$0.2 million. This was based on an exchange rate of A$/US$ 0.7022. The value was based on the prevailing interest rates and volatilities at the time.
US Dollars / Rand forward purchases
Year ended 30 June
2006                      2007
TOTAL
Forward purchases:
Amount (US Dollars) - 000’s
30,000                           -
30,000
Average rate - (ZAR/US$)
6.5522                           -
6.5522
The marked to market value of all transactions making up the positions in the above table was a negative R7.2 million (US$1.2 million). The value was based on an exchange rate of ZAR/US$6.28 and the prevailing interest rates and volatilities at the time.
International Petroleum Exchange (IPE) Gasoil call options
Gold Fields Ghana purchased a one year Asian style (average monthly price) call option at the spot price ruling on that day of US$0.42 per litre
(approximately US$500 per metric ton) in respect of 51.6 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$1.66 million, paid upfront, at a strike price of US$0.45 per litre. The balance of the unexpired options are given below.
Year ended 30 June
2006                       2007
TOTAL
Forward purchases:
Amount (litres) - 000’s
17,028                            -
17,028
Strike price - US$/litre
0.45                            -
0.45
Conversion factor from US dollar per metric ton to US dollar cents per litre = 1,185 i.e. US$/litre 0.45 equates to US$533 per metric ton.
The marked to market value of all transactions making up the position above was a positive US$0.4 million. The value was based on an IPE Gasoil price of
US$0.4711 per litre (US$558 per metric ton). The value was based on the prevailing interest rates and volatilities at the time.

Total cash costs
Gold Institute Industry Standard
All figures are in Rand millions unless otherwise stated
South African Operations
International Operations
Ghana             Venezuela
Australia
#
Total Mine
Operations
Total      Driefontein
Kloof         Beatrix        Total
Tarkwa     Damang   Choco10       St Ives
Agnew
Operating costs
(1)
March
2006
2,573.4
1,704.9
680.5
615.6
408.8
868.5
344.1         123.4             14.9           292.6
93.4
December 2005 2,541.7 1,732.1 674.6 648.3 409.2 809.6
322.3         123.3
-           267.2
96.8
Financial year to date 7,572.4 5,108.6 2,011.1 1,888.6 1,208.9 2,463.8
984.6         370.8             14.9           804.2
289.3
Gold-in-process and March 2006 (17.4) - - - - (17.4)
(0.7)            4.0             (5.4)
(18.2) 2.9
inventory change* December 2005 (14.5) - - - - (14.5)
(14.2)            4.2
-            (4.2)
(0.3)
Financial year to date (20.4) - - - - (20.4)
(17.7)           21.6            (5.4)          (18.6)
(0.3)
Less: Rehabilitation costs March 2006 9.8 9.4 2.8 4.1 2.5 0.4
0.4                 -                  -                  -
-
December 2005 9.7 9.4 2.8 4.1 2.5 0.3
0.3                 -                  -                  -
-
Financial year to date 29.3 28.2 8.4 12.3 7.5 1.1
1.1                 -                  -                  -
-
Production taxes March 2006 8.7 8.7 4.1 3.3 1.3 -
-                -                  -                   -
-
December 2005 8.3 8.3 3.7 3.7 0.9 -
-                -                  -                   -
-
Financial year to date 25.8 25.8 11.9 10.8 3.1 -
-                -                  -                   -
-
General and admin March 2006 87.1 48.5 20.4 17.5 10.6 38.6
20.1            3.0                0.4             10.4
4.7
December 2005 89.7 55.1 22.8 20.6 11.7 34.6
16.4            3.1
-               8.7
6.4
Financial year to date 268.9 160.4 66.5 59.0 34.9 108.5
52.2            9.0                0.4             28.4
18.5
Cash operating costs
March 2006
2,450.4
1,638.3
653.2
590.7
394.4
812.1
322.9        124.4
9.1            264.1
91.6
December
2005
2,419.5 1,659.3 645.3 619.9 394.1 760.2
291.4        124.4
-          254.3
90.1
Financial year to date 7,228.0 4,894.2 1,924.3 1,806.5 1,163.4 2,333.8
913.6        383.4
9.1           757.2
270.5
Plus: Production taxes March 2006 8.7 8.7 4.1 3.3 1.3 -
-               -                   -                  -
-
December 2005 8.3 8.3 3.7 3.7 0.9 -
-               -                  -                   -
-
Financial year to date 25.8 25.8 11.9 10.8 3.1 -
-                -                 -                   -
-
Royalties March 2006 43.4 - - - - 43.4
19.8             6.5               0.7             11.6
4.8
December 2005 35.9 - - - - 35.9
15.7             5.2
-             10.6
4.4
Financial year to date 111.7 - - - - 111.7
50.4           16.9               0.7             30.1
13.6
TOTAL CASH COSTS
(2)
March
2006
2,502.5
1,647.0
657.3
594.0
395.7
855.5
342.7         1 30.9
9.8            275.7
96.4
December 2005 2,463.7 1,667.6 649.0 623.6 395.0 796.1
307.1         129.6
-           264.9
94.5
Financial year to date 7,365.5 4,920.0 1,936.2 1,817.3 1,166.5 2,445.5
964.0         400.3
9.8            787.3
284.1
Plus: Amortisation* March 2006 348.9 153.0 60.9 57.7 34.4 195.9
61.5            6.1               0.2
128.1
December 2005 344.4 159.1 61.5 70.2 27.4 185.3
54.6            5.8
- 124.9
Financial year to date 1,021.2 453.3 183.7 186.2 83.4 567.9
176.6           19.1               0.2
372.0
Rehabilitation                                                  March
2006 9.8 9.4 2.8 4.1 2.5 0.4
0.4                -                  -
-
December 2005 9.7 9.4 2.8 4.1 2.5 0.3
0.3                -                  -
-
Financial year to date 29.3 28.2 8.4 12.3 7.5 1.1
1.1                -                  -
-
TOTAL PRODUCTION COSTS
(3)
March
2006
2,861.2
1,809.4
721.0
655.8
432.6
1,051.8
404.6          137.0            10.0
500.2
December 2005 2,817.8 1,836.1 713.3 697.9 424.9 981.7
362.0          135.4
- 484.3
Financial year to date 8,416.0 5,401.5 2,128.3 2,015.8 1,257.4 3,014.5
1,141.7           419.4           10.0
1,443.4
Gold sold – thousand ounces
March 2006
1,096.5
646.4
284.5
207.1
154.9
450.0
192.4             62.0             5.4           134.3
55.9
December 2005 1,105.4 697.6 290.1 252.6 154.9 407.8
166.6             60.2
-           125.9
55.1
Financial year to date 3,261.9 1,990.8 864.4 678.0 448.4 1,271.1
533.2          179.4
5.4            380.0
173.1
TOTAL CASH COSTS
March 2006
372
415
376
467
416
310
290              344            294               334
281
- US$/oz December
2005 341 366 343 378 391 299
282             330
-              322
262
Financial year to date 353 386 350 419 406 301
282             349             294              324
256
TOTAL PRODUCTION COSTS
March 2006
425
456
413
516
455
381
343             360              300
428
- US$/oz                                                   December
2005 390 403 377 423 420 369
333             345
- 410
Financial year to date 403 424 385 465 438 371
335             365             300
408
DEFINITIONS
Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash costs – Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.
(3)
Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold in process change.
Average exchange rates are US$1 = R6.14 and US$1 = R6.53 for the March 2006 and December 2005 quarters respectively. Year to date US$1 = R6.40.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
TOTAL CASH COSTS EXCLUDING ORE RESERVE DEVELOPMENT COSTS (IN LINE WITH PEER GROUP REPORTING)
TOTAL CASH COSTS
(2)
March
2006
2,502.5
1,647.0
657.3
594.0
395.7
855.5
342.7          130.9
9.8            275.7
96.4
December 2005 2,463.7 1,667.6 649.0 623.6 395.0 796.1
307.1          129.6
-          264.9
94.5
Financial year to date 7,365.5 4,920.0 1,936.2 1,817.3 1,166.5 2,445.5
964.0          400.3
9.8           787.3
284.1
Less: March 2006 184.8 184.8 66.7 64.0 54.1 -
-                -                 -                   -
-
Ore reserve development costs December 2005 194.3 194.3 72.1 69.0 53.2 -
-                -                 -                   -
-
Financial year to date 564.5 564.5 212.8 193.8 157.9 -
-                -                 -                   -
-
ADJUSTED TOTAL CASH COSTS March 2006 2,317.7 1,462.2 590.6 530.0 341.6 855.5
342.7          130.9
9.8             275.7
96.4
December 2005 2,269.4 1,473.3 576.9 554.6 341.8 796.1
307.1          129.6
-            264.9
94.5
Financial year to date 6,801.0 4,355.5 1,723.4 1,623.5 1,008.6 2,445.5
964.0          400.3
9.8             787.3
284.1
Gold sold – kilograms March 2006 34,104 20,106 8,849 6,440 4,817 13,998
5,984          1,929            169            4,176
1,740
December 2005 34,381 21,697 9,022 7,857 4,818 12,684
5,183          1,871
-           3,915
1,715
Financial year to date 101,457 61,922 26,886 21,089 13,947 39,535
16,585          5,579            169          11,818
5,384
Gold sold – thousand ounces March 2006 1,096.5 646.4 284.5 207.1 154.9 450.0
192.4           62.0              5.4           134.3
55.9
December 2005 1,105.4 697.6 290.1 252.6 154.9 407.8
166.6           60.2
-          125.9
55.1
Financial year to date 3,261.9 1,990.8 864.4 678.0 448.4 1,271.1
533.2          179.4
5.4           380.0
173.1
ADJUSTED TOTAL CASH COSTS
March 2006
67,960
72,725
66,742
82,298
70,916
61,116
57,269         67,859       57,988         66,020
55,402
- R/kilogram                                            December
2005

66,007 67,903 63,944 70,587 70,942 62,764
59,251        69,268
-         67,663
55,102
Financial year to date 67,033 70,338 64,100 76,983 72,317 61,857
58,125        71,751        57,988         66,619
52,767
ADJUSTED TOTAL CASH COSTS
March 2006
344
368
338
417
359
310
290             344            294               334
281
- US$/oz                                                   December
2005 314 323 305 336 338 299
282             330
-              322
262
Financial year to date 326 342 312 374 351 301
282             349             294              324
256
Note: Users of the restated total cash cost number must bear in mind that this methodology will result in higher capital expenditure and amortisation.

Operating and financial results
South African Operations
South African Rand
Total Mine
Operations
Total       Driefontein         Kloof          Beatrix
Operating Results
Ore milled/treated (000 tons)
March 2006 12,738 3,585 1,831                     849                         905
December 2005 12,089 3,565 1,684                     950                         931
Financial year to date 36,715 10,470                       5,129                    2,674                     2,667
Yield (grams per ton) March 2006 2.7 5.6                          4.8                         7.6                         5.3
December 2005 2.8 6.1                          5.4                         8.3                         5.2
Financial year to date 2.8 5.9                          5.2                         7.9                         5.2
Gold produced (kilograms) March 2006 34,104 20,106                       8,849                     6,440                     4,817
December 2005 34,381 21,697                       9,022                      7,857                   4,818
Financial year to date 101,457 61,922                      26,886                   21,089                  13,947
Gold sold (kilograms) March 2006 34,104 20,106                        8,849                     6,440                    4,817
December 2005 34,381 21,697                         9,022                     7,857                   4,818
Financial year to date 101,457 61,922                        26,886                  21,089                  13,947
Gold price received (Rand per kilogram) March 2006 109,500 108,813                      108,487                109,224               108,864
December 2005 101,184 101,069                      101,064                 100,967              101,245
Financial year to date 100,887 100,486                      100,275                 100,417              100,997
Total cash costs (Rand per kilogram) March 2006 73,378 81,916                        74,280                  92,236                 82,147
December 2005 71,659 76,859                        71,935                   79,369                81,984
Financial year to date 72,597 79,455                        72,015                   86,173                83,638
Total production costs (Rand per kilogram) March 2006 83,896 89,993                        81,478                 101,832                89,807
December 2005 81,958 84,625                        79,062                   88,825                88,190
Financial year to date 82,951 87,231                        79,160                    95,585                90,156
Operating costs (Rand per ton) March 2006 202 476                            372                         725                     452
December 2005 210 486                            401                         682                     440
Financial year to date 206 488                            392                         706                     453
Financial Results (Rand million)
Revenue
March 2006 3,734.4 2,187.8                         960.0                      703.4                   524.4
December 2005 3,478.8 2,192.9                         911.8                      793.3                   487.8
Financial year to date 10,235.7 6,222.3                      2,696.0                    2,117.7               1,408.6
Operating costs March 2006 2,573.4 1,704.9                         680.5                       615.6                  408.8
December 2005 2,541.7 1,732.1                         674.6                       648.3                  409.2
Financial year to date 7,572.4 5,108.6                      2,011.1                    1,888.6               1,208.9
Gold inventory change March 2006 (26.4) -                                -                              -                           -
December 2005 (20.6) -                                -                               -                          -
Financial year to date (36.1) -                                -                              -                           -
Operating profit
March 2006
1,187.4
482.9                          279.5                         87.8                  115.6
December 2005 957.7 460.8                          237.2                      145.0                     78.6
Financial year to date 2,699.4 1,113.7                           684.9                      229.1                   199.7
Amortisation of mining assets March 2006 357.9 153.0                             60.9                        57.7                    34.4
December 2005 350.5 159.1                             61.5                        70.2                    27.4
Financial year to date 1,036.9 453.3                           183.7                      186.2                    83.4
Net operating profit
March 2006
829.5
329.9                           218.6                        30.1                    81.2
December 2005 607.2 301.7                          175.7                        74.8                     51.2
Financial year to date 1,662.5 660.4                         501.2                         42.9                  116.3
Other income/(expense) March 2006 (25.0) (29.6)                           (9.8)                        (8.5)                  (11.3)
December 2005 (43.2) (32.3)                         (11.2)                        (8.4)                  (12.7)
Financial year to date (94.3) (100.4)                         (32.3)                     (29.1)                   (39.0)
Profit before taxation
March 2006
804.5
300.3                         208.8                         21.6                      69.9
December 2005 564.0 269.4                        164.5                          66.4                      38.5
Financial year to date 1,568.2 560.0                        468.9                          13.8                      77.3
Mining and income taxation
March 2006 202.5 104.8                          63.9                            9.5                      31.4
December 2005 206.1 83.2                           46.3                          20.1                     16.8
Financial year to date 458.5 152.6                        124.4                          (7.2)                     35.4
- Normal taxation March 2006 115.1 59.8 59.8                              -                             -
December 2005 111.1 40.5 40.5                              -                             -
Financial year to date 295.9 113.7 113.7                               -                            -
- Deferred taxation March 2006 87.4 45.0                           4.1                             9.5                      31.4
December 2005 95.0 42.7                           5.8                            20.1                     16.8
Financial year to date 162.6 38.9                         10.7                           (7.2)                     35.4
Profit before exceptional items
March 2006
602.0
195.5                        144.9                          12.1                       38.5
December 2005 357.9 186.2                       118.2                           46.3                       21.7
Financial year to date 1,109.7 407.4                       344.5                           21.0                       41.9
Exceptional items March 2006 22.7 23.6                             0.8                          16.7                         6.1
December 2005 1.9 0.8                             0.1                               -                         0.7
Financial year to date 25.4 24.8                             0.9                           16.7                        7.2
Net profit
March 2006
624.7
219.1                         145.7                          28.8                       44.6
December 2005 359.8 187.0                         118.3                         46.3                        22.4
Financial year to date 1,135.1 432.2                         345.4                          37.7                       49.1
March 2006 612.5 204.5                         145.1                          18.6                       40.8
December 2005 375.0 186.6                         118.3                          46.3                       22.0
Net profit excluding gains and losses on financial
instruments and foreign debt and exceptional
items
Financial year to date 1,131.9 417.0                         344.8                          27.5                        44.7
Capital expenditure
March 2006
424.4
164.3                            54.3                          45.8                       64.2
December 2005 391.3 168.7                            60.6                         53.4                         54.7
Financial year to date 1,131.1 466.4                          161.6                       141.9                      162.9
Planned for next six months to September 2006 1,115.0 461.6                          152.8                       158.3                      150.5

Operating and financial results
International Operations
Ghana
Venezuela                Australia
#
South African Rand
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons)
March 2006
9,153                  5,671                    1,375
106
1,654
347
December
2005
8,524                 5,160                     1,324
-
1,713
327
Financial year to date
26,245                16,106                    4,026
106
5,008
999
Yield (grams per ton)
March 2006
1.5                      1.1                       1.4                             1.6
2.5                            5.0
December 2005
1.5                     1.0                        1.4
-
2.3                            5.2
Financial year to date
1.5                     1.0                        1.4                             1.6
2.4                             5.4
Gold produced (kilograms)
March 2006
13,998                  5,984                    1,929
169
4,176                         1,740
December
2005
12,684                  5,183                    1,871
-
3,915                         1,715
Financial year to date
39,535                16,585                    5,579
169
11,818
5,384
Gold sold (kilograms)
March 2006
13,998                  5,984                    1,929
169
4,176                         1,740
December
2005
12,684                  5,183                    1,871
-
3,915                         1,715
Financial year to date
39,535                16,585                     5,579
169
11,818
5,384
Gold price received (Rand per kilogram)
March 2006
110,487              110,478                 109,850                     109,467
110,632                     110,977
December
2005
101,380              101,100                 100,909
-
101,737                     101,924
Financial year to date
101,515               101,381                101,093                      109,467
101,828                     101,430
Total cash costs (Rand per kilogram)
March 2006
61,116                 57,269                  67,859                        57,988
66,020                       55,402
December
2005
62,764                 59,251                  69,268
-
67,663                       55,102
Financial year to date
61,857                 58,125                   71,751                      57,988
66,619                       52,767
Total production costs (Rand per kilogram)
March 2006
75,139                 67,614                   71,021                      59,172
84,550
December
2005
77,397                  69,844                  72,368
-
86,021
Financial year to date
76,249                  68,839                  75,175                      59,172
83,909
Operating costs (Rand per ton)
March 2006
95                        61                         90                           141                           177                           269
December
2005
95                        62                         93
-                           156                           296
Financial year to date
94                        61                         92                           141                           161                          290
Financial Results (Rand million)
Revenue                                                                                                 March
2006
1,546.6
661.1
211.9                         18.5                         462.0                       193.1
December
2005
1,285.9                    524.0                    188.8
-
398.3                       174.8
Financial year to date
4,013.4
1,681.4
564.0                         18.5                      1,203.4                        546.1
Operating costs
March 2006
868.5                    344.1                     123.4                        14.9
292.7
93.4
December
2005
809.6                     322.3                    123.3
-
267.2
96.8
Financial year to date
2,463.8
984.6
370.8                         14.9                         804.2                        289.3
Gold inventory change
March 2006
(26.4)                      (1.8)                     4.0                          (5.4)                        (26.6)
3.4
December
2005
(20.6)                     (18.1)                    4.2
-
(6.2)
(0.5)
Financial year to date
(36.1)                     (23.4)                  21.6                           (5.4)
(27.8)
(1.1)
Operating profit
March 2006
704.5                      318.8                   84.5
9.0
195.9
96.3
December
2005
496.9                      219.8                   61.3
-
137.3
78.5
Financial year to date
1,585.7                      720.2                  171.6
9.0
427.0                        257.6
Amortisation of mining assets
March 2006
204.9                     62.6                         6.1                          0.2
136.0
December 2005
191.4                     58.5                         5.8
-
127.1
Financial year to date
583.6                    182.3                       19.1
0.2
382.0
Net operating profit
March 2006
499.6                    256.2                       78.4
8.8
156.2
December
2005
305.5                    161.3                       55.5
-
88.7
Financial year to date
1,002.1                    537.9                     152.5
8.8
302.9
Other income/(expense)
March 2006
4.6                      (1.2)                        0.6                        (1.2)
6.4
December 2005
(10.9)                      (4.1)                      (4.1)
-
(2.7)

Financial year to date
6.1                        4.6                        0.9                          (1.2)
1.8
Profit before taxation
March 2006
504.2                    255.0                       79.0
7.6
162.6
December
2005
294.6                   157.2                        51.4
-
86.0
Financial year to date
1,008.2                   542.5                      153.4
7.6
304.7
Mining and income taxation
March 2006
97.7                     12.8                        21.9                          3.3
59.7
December 2005
122.9                     57.4                        19.2
-
46.3
Financial year to date
305.9                   119.1                        51.5
3.3
132.0
- Normal taxation
March 2006
55.3                     19.6                        16.0                          3.3
16.4
December
2005
70.6                      43.0                       12.6
-
15.0
Financial year to date
182.2                     101.4                      33.8
3.3
43.7
- Deferred taxation
March 2006
42.4                       (6.8)                       5.9
-
43.3
December
2005
52.3                       14.4                        6.6
-
31.3
Financial year to date
123.7                        17.7                     17.7
-
88.3
Profit before exceptional items
March 2006
406.5                      242.2                     57.1
4.3
102.9
December 2005
171.7                        99.8                     32.2
-
39.7
Financial year to date
702.3                      423.4                   101.9
4.3
172.7
Exceptional items
March 2006
(0.9)                              -                        -                               -
(0.9)
December
2005
1.1                              -                         -                               -
1.1
Financial year to date
0.6                         (1.3)
-
-
1.9
Net profit
March 2006
405.6                       242.2                     57.1
4.3
102.0
December
2005
172.8                        99.8                      32.2
-
40.8
Financial year to date
702.9                      422.1                   101.9
4.3
174.6
March 2006
408.0                      242.5                     57.8
4.3
103.4
December 2005
188.4                      107.7                     35.6
-
45.1
Net profit excluding gains and losses on financial
instruments and foreign debt and exceptional
items
Financial year to date
714.9                      425.8                   103.3
4.3
181.5
Capital expenditure
March 2006
260.1                      100.0                      50.5
6.5
79.4
23.7
December 2005
222.6                        68.9                      34.9
-
86.1                           32.7
Financial year to date
664.7                     215.6                     110.2
6.5
246.3
86.1
Planned for next six months to September 2006
653.4
194.7
98.0 6                        1.5                         193.8                         105.4
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results
South African Operations

United States Dollars
Total Mine
Operations
Total            Driefontein              Kloof           Beatrix
Operating Results
Ore milled/treated (000 tons)
March 2006
12,738
3,585                          1,831                              849                         905
December
2005
12,089
3,565                          1,684                              950                         931
Financial year to date
36,715
10,470                          5,129                           2,674
2,667
Yield (ounces per ton)
March 2006
0.086
0.180                          0.155                           0.244
0.171
December 2005
0.091
0.196                          0.172                           0.266
0.166
Financial year to date
0.089
0.190                          0.169                           0.254
0.168
Gold produced (000 ounces)
March 2006
1,096.5
646.4                          284.5                           207.1
154.9
December
2005
1,105.4
697.6                          290.1                           252.6
154.9
Financial year to date
3,261.9
1,990.8                          864.4                           678.0
448.4
Gold sold (000 ounces)
March 2006
1,096.5
646.4                           284.5                          207.1
154.9
December
2005
1,105.4
697.6                           290.1                          252.6
154.9
Financial year to date

3,261.9
1,990.8                           864.4                          678.0
448.4
Gold price received (dollars per ounce)
March 2006
555
551                             550                               553
551
December
2005
482
481                              481                              481
482
Financial year to date
490
488                              487                              488
491
Total cash costs (dollars per ounce)
March 2006
372
415                              376                              467
416
December
2005
341
366                             343                              378
391
Financial year to date
353
386                              350                              419
406
Total production costs (dollars per ounce)
March 2006
425
456                              413                              516
455
December
2005
390
403                              377                              423
420
Financial year to date
403
424                              385                              465
438
Operating costs (dollars per ton)
March 2006
33
77                                61                             118
74
December
2005
32
74                                61                             105
67
Financial year to date
32
76                                61                             110
71
Financial Results ($ million)
Revenue                                                                                               March
2006
602.2
353.4                           155.0                           114.0                        84.5
December
2005
533.5
336.3                           139.8                           121.7                        74.8
Financial year to date
1,599.3
972.2                           421.3                           330.9
220.1
Operating costs
March 2006
416.5
276.2                           110.2                             99.8                       66.2
December
2005
389.8
265.7                           103.5                             99.4                       62.8
Financial year to date
1,183.2
798.2                           314.2                           295.1
188.9
Gold inventory change
March 2006
(4.1)
-                                  -                                  -
-
December
2005
(3.2)
-                                  -                                   -
-
Financial year to date
(5.6)
-                                  -                                   -
-
Operating profit
March 2006
189.8
77.3                              44.8                             14.1
18.3
December
2005
146.9
70.7                              36.4                             22.2
12.1
Financial year to date
421.7
174.0                            107.0                              35.8                      31.2
Amortisation of mining assets
March 2006
57.9
24.8                               9.9                               9.4
5.5
December 2005
53.8
24.4                               9.4                             10.8
4.2
Financial year to date
162.0
70.8                             28.7                             29.1
13.0
Net operating profit
March 2006
132.0
52.5                             35.0                                4.7
12.8
December
2005
93.1
46.3                             26.9                             11.5                         7.9
Financial year to date
259.6
103.2                             78.3                                6.7
18.2
Other income/(expenses)
March 2006
(4.0)
(4.8)                            (1.6)                             (1.4)
(1.8)
December 2005
(6.6)
(5.0)                            (1.7)                             (1.3)
(1.9)
Financial year to date
(14.5)
(15.7)                            (5.0)                             (4.5)
(6.1)
Profit before taxation
March 2006
127.9
47.7                            33.4                                3.4
10.9
December
2005
86.5
41.3                            25.2                              10.2                         5.9
Financial year to date
245.1
87.5                            73.3                                2.2
12.1
Mining and income taxation
March 2006
32.4
16.5                            10.2                                1.4                         4.9
December
2005
31.6
12.8                              7.1                                3.1
2.6
Financial year to date
71.7
23.8                            19.4                              (1.1)                        5.5
- Normal taxation
March 2006
18.5
9.5                              9.5                                   -                             -
December
2005
17.0
6.2                              6.2                                   -                             -
Financial year to date
46.3
17.8                            17.8
-                              -
- Deferred taxation
March 2006
13.9
7.0                              0.7                               1.4
4.9
December
2005
14.6
6.5                              0.9                               3.1
2.6
Financial year to date
25.4
6.1                              1.7
(1.1)
5.5
Profit before exceptional items
March 2006
95.6
31.2                            23.2                               1.9                           6.0
December 2005
54.9
28.6                            18.1                               7.1                           3.3
Financial year to date
173.4
63.7                            53.8                               3.3                           6.5
Exceptional items
March 2006
3.6
3.7                              0.1                                2.6
1.0
December 2005
0.3
0.1                                 -                                   -
0.1
Financial year to date
4.0
3.9                              0.1                                2.6
1.1
Net profit
March 2006
99.1
34.8                            23.3                                 4.5                         7.0
December 2005
55.2
28.7                            18.1                                 7.1                         3.4
Financial year to date
177.4
67.5                           54.0                                 5.9                           7.7
March 2006
97.2
32.6                           23.2                                2.9                          6.4
December 2005
57.9
28.6                           18.1                                 7.1                         3.4
Net profit excluding gains and losses on financial
instruments and foreign debt and exceptional
items
Financial year to date
176.9
65.2                           54.0                                4.3                          7.0
Capital expenditure ($ million)
March 2006
68.3
26.6                             8.8                                 7.4
10.3
December 2005
60.0
25.9                             9.3                                8.2
8.4
Financial year to date
176.7
72.9                           25.3                               22.2
25.5
Planned for next six months to September 2006
177.5
73.5                           24.3                               25.2
24.0
Average exchange rates are US$1 = R6.14 and US$1 = R6.53 for the March 2006 and December 2005 quarters respectively.
Figures may not add as they are rounded independently.

Operating
and financial results
International Operations
Australian Dollars
Ghana
Venezuela
Australia #
Australia #
United States Dollars
Total
Tarkwa
Damang      Choco 10     St Ives
Agnew
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons) March 2006
9,153                5,671                1,375                       106
1,654                    347
1,654                   347
December 2005
8,524                5,160                1,324
-
1,713                    327
1,713                   327
Financial year to date
26,245               16,106               4,026
106             5,008
999
5,008                  999
Yield (ounces per ton) March 2006
0.049                 0.034               0.045                    0.051
0.081                0.161
0.081               0.161
December 2005
0.048                 0.032               0.045
-
0.073                0.169
0.073               0.169
Financial year to date
0.048                 0.033               0.045                    0.051
0.076                0.173
0.076               0.173
Gold produced (000 ounces) March 2006
450.0                192.4                 62.0
5.4
134.3                  55.9
134.3                 55.9
December
2005
407.8                166.6                 60.2
-
125.9                  55.1
125.9                 55.1
Financial year to date
1,271.1                 533.2               179.4
5.4
380.0                173.1
380.0               173.1
Gold sold (000 ounces) March 2006
450.0                192.4                 62.0
5.4
134.3                  55.9
134.3                55.9
December 2005
407.8                166.6                 60.2
-
125.9                  55.1
125.9                55.1
Financial year to date
1,271.1                 533.2               179.4
5.4
380.0                173.1
380.0              173.1
March 2006
560                   560                   556                      555
560                  562
755                 757
December 2005
483                   482                   481
-
485                  485
648                 650
Gold price received (dollars per
ounce)
Financial year to date
493                   493                   491                      555
495                  493
660                 657
March 2006
310                   290                   344                      294
334                  281
450                 378
December 2005
299                   282                  330
-
322                  262
431                 351
Total cash costs (dollars per
ounce)
Financial year to date
301                   282                  349                        294
324                  256
432                 342
March 2006
381                   343                  360                        300
428 577
December 2005
369                   333                  345
- 410 548
Total production costs (dollars
per ounce)
Financial year to date
371                   335                  365                        300
408 544
Operating costs (dollars per ton) March 2006
15                     10                    15                          23
29                    44
39                   59
December 2005
15                     10                    14                            -
24                    45
32                    61
Financial year to date
15                     10                    14                         23
25                    45
33                   60
Financial Results ($ million)
Revenue                                                                 March 2006
248.8                106.2                 34.1
3.0 7               4.3                  31.1
100.0               42.0
December 2005
197.2                  80.4                 29.0
-
61.1                 26.8
81.5               35.8
Financial year to date
627.0                262.7                 88.1
3.0
188.0                  85.1
250.7            113.8
Operating costs March 2006
140.3                 55.6                  20.0                        2.4
47.2                  15.1
63.6               20.5
December 2005
124.2                 49.4                  18.9
-
41.0                 14.8
54.7               19.8

Financial year to date
385.0                153.8                 57.9
2.4
125.7                  45.1
167.5               60.3
Gold inventory change March 2006
(4.1)                 (0.3)                   0.7                     (0.9)
(4.2)                   0.6
(5.5)                 0.7
December 2005
(3.2)                 (2.8)                   0.6
-
(1.0)                (0.1)
(1.3)               (0.1)
Financial year to date
(5.6)                 (3.7)                   3.4                     (0.9)
(4.3)                (0.1)
(5.8)               (0.2)
Operating profit
March 2006
112.6                  51.0                  13.5                       1.5
31.3                 15.4
42.0                20.9
December 2005
76.2                   33.7                   9.4
-
21.1                 12.0
28.1               16.1
Financial year to date
247.6                112.5                  26.8
1.5                66.7                40.1
89.0               53.7
Amortisation of mining assets March 2006
33.1                  10.1                    1.0
- 22.0 29.6
December 2005
29.4                    9.0                    0.9                            -
19.5 26.0
Financial year to date
91.2                  28.5                    3.0
- 59.7 79.6
Net operating profit                                        March
2006
79.5                  40.8                   12.5                       1.4
24.7
33.3
December 2005
46.9                  24.7                    8.5
- 13.6 18.1
Financial year to date
156.4                 84.0                   23.8                        1.4
47.1 63.1
Other income/(expenses) March 2006
0.8                 (0.2)                    0.1                      (0.2)
1.1 1.3
December 2005
(1.7)                 (0.6)                (0.6)
- (0.4) (0.6)
Financial year to date
1.1                    0.7                    0.1
(0.2) 0.5 0.4
Profit before taxation
March 2006
80.3                   40.7                 12.6                         1.2
25.8
34.6
December 2005
45.2                  24.1                    7.9
- 13.2 17.6
Financial year to date
157.6                  84.8                  24.0                        1.2
47.6 63.5
Mining and income taxation
March 2006
15.9                    2.3                    3.5                         0.5
9.5 12.8
December 2005
18.8                    8.8                    2.9                            -
7.1 9.5
Financial year to date
47.8                  18.6                    8.0                         0.5
20.6 27.5
- Normal taxation March 2006
9.0                   3.3                    2.6                          0.5
2.6 3.6
December 2005
10.8                    6.6                   1.9                             -
2.3 3.1
Financial year to date
28.5                  15.8                   5.3                          0.5
6.8 9.1
- Deferred taxation March 2006
6.9                 (1.0)                   1.0
- 6.9 9.2
December 2005
8.0                   2.2                    1.0                             -
4.8 6.4
Financial year to date
19.3                    2.8                    2.8                            -
13.8 18.4
Profit before exceptional items
March 2006
64.4                  38.4                    9.1                        0.7
16.3
21.8
December 2005
26.3                  15.3                    4.9
- 6.1 8.1
Financial year to date
109.8                 66.2                   15.9                        0.7
27.0 36.0
Exceptional items March 2006
(0.1)                     -                          -                           -                        (0.1)                                                  (0.2)
December 2005
0.2                      -                          -                          -                           0.2                                                    0.2
Financial year to date
0.1                 (0.2)
- - 0.3 0.4
Net profit
March 2006
64.3                  38.4                     9.1                        0.7
16.1
21.6
December 2005
26.5                  15.3                     4.9
- 6.3 8.3
Financial year to date
109.9                  66.0                  15.9                        0.7
27.3 36.4
March 2006
64.7                   38.4                   9.2                        0.7
16.4 21.9
December 2005
29.3                   16.5                   5.5
- 6.9 9.2
Net profit excluding gains and losses
on financial instruments and foreign
debt, and exceptional items
Financial year to date
111.7                   66.5                 16.1                        0.7
28.4 37.8
Capital expenditure
March 2006
41.8                   16.0                   8.1                         1.0               12.9                    3.9
17.4                  5.3
December 2005
34.1                   10.6                    5.4
-               13.2                    5.0
17.6                  6.7
Financial year to date
103.9                   33.7                 17.2                        1.0               38.5
13.5
51.3               17.9
Planned for next six months to September 2006
104. 0                  31.0                 15.6                        9.8               30.9
16.8
43.9               23.9
Average exchange rates are US$1 = R6.14 and US$1 = R6.53 for the March 2006 and December 2005 quarters respectively. The Australian dollar exchange rates are AUS$1 =
R4.56 and AUS$1 = R4.88 for the March 2006 and December 2005 quarters respectively.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

Underground
and surface
South African Rand and Metric Units
South African Operations
International Operations
Ghana                 Venezuela
Australia
Operating Results
Total Mine
Operations
Total      Driefontein
Kloof         Beatrix          Total
Tarkwa
Damang     Choco 10
St Ives
Agnew
Ore milled / treated (000 ton)
- underground
March 2006
3,134                     2,563               925                733              905               571                    -                    -                    -
455
116
December
2005
3,381                    2,840             1,029                880              931               541                    -                    -                    -
430
111
Financial year to date
9,627                    7,990             2,943             2,380           2,667             1,637                   -                    -                    -
1,294
343
- surface
March 2006
9,604                    1,022                906                116
-
8,582               5,671           1,375                106          1,199              231
December 2005
8,708
725                655                  70
-
7,983               5,160           1,324
-           1,283               216
Financial year to date
27,088                    2,480             2,186                294
-
24,608             16,106           4,026
106         3,714
656
- total
March 2006
12,738                    3,585             1,831                 849               905           9,153             5,671            1,375                106          1,654               347
December 2005
12,089                    3,565             1,684                 950               931           8,524             5,160            1,324
-                1,7          13 327
Financial year to date
36,715                 10,470              5,129              2,674            2,667
26,245           16,106            4,026
106           5,008
999
Yield (grams per ton)
- underground
March 2006
7.0
7.2                  7.9                 8.6                5.3               5.9                    -                   -                     -
4.4
11.5
December
2005
7.1
7.3                  7.9                 8.8                5.2               6.0                    -                   -                     -
4.7
11.3
Financial year to date
7.1
7.3                  8.0                 8.7               5.2                6.0                    -                   -                     -
4.5
11.6
- surface
March 2006
1.3
1.6                   1.7               0.9                   -                 1.2                 1.1                1.4                1.6              1.8                 1.7
December
2005
1.2
1.5                   1.4
*2.2                   -                 1.2                1.0                 1.4
-               1.5                 2.1
Financial year to date
1.2
1.6                   1.6               1.2                    -                1.2                 1.0                 1.4               1.6              1.6                 2.1
- combined
March 2006
2.7
5.6                  4.8                 7.6                5.3                1.5                 1.1               1.4                1.6              2.5                 5.0
December 2005
2.8
6.1                  5.4                 8.3                5.2                1.5                 1.0               1.4
-              2.3                 5.2
Financial year to date
2.8
5.9                 5.2                 7.9                 5.2                1.5                 1.0               1.4                1.6              2.4                 5.4
Gold produced (kilograms)
- underground
March 2006
21,798                  18,449               7,302            6,330             4,817           3,349                    -                   -                    -
2,011
1,338
December
2005
23,880                  20,614               8,090            7,706            4,818            3,266                    -                   -                    -
2,013
1,253
Financial year to date
67,939                  58,072             23,397          20,728           13,947           9,867                    -                   -                    -
5,878
3,989
- surface
March 2006
12,306                    1,657              1,547               110
-
10,649             5,984           1,929                 169          2,165              402
December
2005
10,501                   1,083                 932                151
-
9,418            5,183            1,871
-           1,902               462
Financial year to date
33,518                   3,850              3,489                361
-
29,668          16,585            5,579                169          5,940            1,395
- total
March 2006
34,104                 20,106              8,849             6,440             4,817
13,998             5,984            1,929                169          4,176           1,740
December 2005
34,381                  21,697             9,022              7,857           4,818
12,684            5,183            1,871
-            3,915           1,715
Financial year to date
101,457                  61,922           26,886            21,089          13,947         39,535           16,585            5,579                169
11,818            5,384
Operating costs (Rand per ton)
- underground
March 2006
581
639                674                 827              452              321                    -                   -                     -
307
377
December
2005
553
596                623                729               440              328                    -                   -                     -
312
386
Financial year to date
570
620                638                783               453              325                    -                   -                     -
310
383
- surface
March 2006
78
65                 63                   79                   -                80                  61                90                 141
128
215
December
2005
77
56                  51
103                   -                79                  62                93                      -
104
250
Financial year to date
77
63                  61                  81                   -                78                  61                92                 141
109
241
- total
March 2006
202
476                 372               725                452                95                 61                90                 141
177
269
December 2005
210
486                 401              682                 440                95                 62                93                     -
156
296
Financial year to date
206
488                 392              706                 453                94                  61               92                 141

* Abnormally high yield due to the inclusion of significant clean-up material from No. 3 plant.

22
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres
Driefontein
March 2006
quarter
December 2005
quarter
Year to date
F2006
Reef
Carbon
Leader
Main          VCR
Carbon
Leader
Main            VCR
Carbon
Leader
Main           VCR
Advanced
(m)
4,266
599
1,276          5,075             661         1,523        14,384           1,908         4,030
Advanced on reef
(m)
397
197
65
747
243
175
1,860
667
396
Sampled
(m)
399            255               60            708            171            129
1,830             558           267
Channel
width
(cm)
103              33               34
105               21            97
106              27             83
Average value
–      (g/t)
21.1           16.9             0.9           13.1            28.9           19.5            14.7            22.9         31.4
– (cm.g/t)
2,180
562
(1)
29
1,373             595
1,894
1,556              611
2,603
Kloof
March 2006
quarter
December 2005
quarter
Year to date
F2006
Reef
Kloof        Main           VCR        Kloof             Main          VCR        Kloof           Main            VCR
Advanced
(m)
284         1,446           5,994           200
1,434
6,470           674
4,037
17,521
Advanced
on
reef
(m)
201            312
1,284           105              446
1,469            403             918
3,969
Sampled
(m)
174            429
1,167            60              445
1,406            339
1,022
3,813
Channel
width
(cm)
107            129              76           127                93             102           122             109              92
Average value
–      (g/t)
11.1             7.7           31.7            5.9            13.1             21.6            7.8             9.9           23.2
– ( cm.g/t)
1,185
993
2,401            746
1,225
2,191           957           1,081         2,130
Beatrix
March 2006
quarter
December 2005
quarter
Year to date
F2006
Reef
Beatrix
Kalkoenkrans             Beatrix
Kalkoenkrans             Beatrix        Kalkoenkrans
Advanced                             (m)
7,255
1,966                   6,832                  2,240
19,994                  5,829
Advanced on reef
(m)
1,249
300                   1,630
460                  4,585                  1,016
Sampled                               (m)
1,164
291
1,554
432
4,281
978
Channel width
(cm)
68
131
90
159
79
149
Average value
–      (g/t)
13.7
10.1
12.8                      7.6
14.0                      9.5
– (cm.g/t)

1,324                    1,148                 1,215                   1,101                  1,417
(1) VCR values were negatively affected by the temporary stopping of development in the shaft pillar and raises currently traversing poor ground.

23
Administration and corporate information

Corporate Secretary
CAIN FARREL
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za
Registered offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626
LONDON
St James ’s Corporate Services Limited
6 St James ’s Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989
American Depository
Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
INVESTOR RELATIONS
South Africa

WILLIE JACOBSZ
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za

NERINA BODASING
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za

North America
CHERYL A MARTIN
Telephone: (+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com
TRANSFER SECRETARIES
South Africa
Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430

WEBSITE
http://www.goldfields.co.za
http://www.gold-fields.com
Forward Looking Statements
Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A of
the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important factors
that could cause the actual results, performance or
achievements of the company to be materially different
from the future results, performance or achievements
expressed or implied by such forward looking statements.
Such risks, uncertainties and other important factors
include among others: economic, business and political
conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface
gold mining; labour disruptions; changes in government
regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and
other macro-economic factors; and the impact of the AIDS
crisis in South Africa. These forward looking statements
speak only as of the date of this document.
The company undertakes no obligation to update publicly
or release any revisions to these forward looking
statements to reflect events or circumstances after the date of this document or to reflect the occurrence of
unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code:
GFI
Issuer code:
GOGOF
ISIN: ZAE 000018123
Directors
A J Wright (Chairman)
I D Cockerill * (Chief Executive Officer)
N J Holland * (Chief Financial Officer)
K Ansah#
G J Gerwel
A Grigorian °
J G Hopwood
J M McMahon *
D M J Ncube
R L Pennant-Rea *
P J Ryan
T M G Sexwale
C I von Christierson
* British
# Ghanaian
° Russian

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 May 2006

GOLD FIELDS LIMITED
By:

Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs